SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: 29 March, 2010	By:	/S/ RONG GUANGDAO
	Name:	Rong Guangdao
	Title:	Chairman

To: Business Editor

[For Immediate Release]

Shanghai Petrochemical Announces 2009 Annual Results

Achieving a Turnaround from Loss to Profit of RMB1,591.0 million

Hong Kong, March 28, 2010 … Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical” or the “Company”) (HKEx: 00338; SSE: 600688; NYSE: SHI) announced today the audited operating results of the Company and its subsidiaries (the “Group”) prepared under International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2009 (the “Year”).

According to IFRS, turnover of the Group for the Year amounted to RMB51,657.9 million (2008: RMB60,226.9 million). Profit attributable to equity shareholders of the Company amounted to RMB1,591.0 million (2008: RMB6,238.4 million in loss), and basic earnings per share was RMB0.221 (2008: Loss per share RMB0.866). The board of directors recommended payment of a dividend of RMB0.30 per 10 shares (including tax) for the Year (2008: Nil).

Mr. Rong Guangdao, Chairman of Shanghai Petrochemical, said, “In 2009, the Group took an aggressive approach to cope with the profound impact brought by the global financial crisis by striving to capitalize on the favorable conditions such as the substantial fall in international crude oil prices compared to the previous year, the improved macroeconomic policies and the recovery of the petrochemical market, and pushed ahead various work in full scale on production operations as well as reform and development. As a result, production operations remained sound and stable; all the projects related to the structural adjustment project (Phase 5) were completed; corporate management was strengthened; and the system reform of auxiliary businesses was completed smoothly. The major objectives identified at the beginning of 2009 were fully achieved and profitability had substantially improved over the previous year.”

In 2009, the Group’s net sales amounted to RMB47,345.3 million, representing a decrease of 20.20% over the previous year, of which net sales derived from synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products decreased by 22.89%, 17.42%, 18.02% and 31.34%, respectively.

The Group strived to maintain stable production operations on an ongoing basis. It processed 8,757,800 tons of crude oil, down 5.20% over the previous year. Production output of gasoline, diesel and jet fuel decreased by 11.16% over the previous year, among which output of gasoline was 806,000 tons, up 4.28% over the previous year; output of diesel was 2,802,600 tons, down 18.02% over the previous year; and output of jet fuel was 679,000 tons, up 6.98% over the previous year. The Group produced 927,700 tons of ethylene and 487,600 tons of propylene, up 4.75% and 0.06%, respectively, over the previous year. The Group also produced 1,089,800 tons of synthetic resins and copolymers, up 9.13% over the previous year; 508,700 tons of synthetic fibre monomers and 599,700 tons of synthetic fibre polymers, up 10.13% and 2.42%, respectively, over the previous year; and 241,300 tons of synthetic fibres, down 10.63% over the previous year. Meanwhile, the quality of the Group’s products was consistently maintained at a premium level. The Group’s output-to-sales ratio and receivables recovery ratio were 99.62% and 99.52%, respectively.

In 2009, the Group’s crude oil costs amounted to RMB26,450 million, accounting for 58.76% of the Group’s annual cost of sales. The average unit cost of crude oil processed was RMB3,020.15 per ton, representing a substantial decrease of 43.06% over the previous year. Crude oil costs of the Group for the Year decreased by RMB22,547 million as compared to 2008.

…/2

Shanghai Petrochemical Announces 2009 Annual Results…p.2

During the Year, all the projects under the Group’s structural adjustment project (Phase 5) involving a total investment of approximately RMB8,000 million and spanning a period of six years were completed and put into operation. Of these projects, the new 600,000 ton/year PX aromatics complex and the new 150,000 ton/year C5 segregation plant commenced operation successfully after having commissioned the first test run on 14 September 2009 and 25 October 2009, respectively; the flue gas desulphurization project for furnaces No. 3 and No. 4 of coal-fired power generating plants commenced operation on 3 July 2009; and the entire renovation project for the 220,000-volt substation commenced operation on 22 June 2009. The completion and operation of all the projects under the structural adjustment program laid a solid foundation for growth in the Group’s profitability in the future.

Looking forward, Mr. Rong Guangdao said, “In 2010, China’s macroeconomic situation is expected to remain positive. The policies for boosting domestic demand and stabilizing overseas demand are gradually becoming more effective, and this should stimulate continued growth in market demand for domestic petroleum and petrochemical products. However, at the same time the upward trend of international crude oil prices has remained unchanged; newly added global production capacity for oil refining and ethylene may be released at the same time, in which case overcapacity would become more acute and competition would escalate as a whole. The Group will, in line with the changes in the external economic environment, continue to actively capitalize on market opportunities; strengthen HSE (health, safety and environment) and energy conservation and emissions reduction work on an ongoing basis; maintain the operation of production plants for a long cycle and at full capacity; strengthen internal management, devote dedicated efforts to project construction and strive to bring production operations, reform and development as well as harmony and stability to a new level again.”

Shanghai Petrochemical is one of the largest petrochemical companies in China and was one of the first Chinese companies to complete a global securities offering. Located in the Jinshan District which is at the southwest of Shanghai, it is a highly integrated petrochemical enterprise which processes crude oil into a broad range of products such as synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products.

***

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks such as: the risk that the PRC economy may not grow at the same rate in future periods as it has in the last several years, or at all, the risk that the PRC government’s implementation of macro-economic control measures to curb over-heating of the PRC economy may adversely affect the company; uncertainty as to global economic growth in future periods; the risk that prices of the Company’s raw materials, particularly crude oil, will continue to increase; the risk of not being able to raise the prices of the Company’s products as is appropriate thus adversely affecting the Company’s profitability; the risk that new marketing and sales strategies may not be effective; the risk that fluctuations in demand for the Company’s products may cause the Company to either over-invest or under-invest in production capacity in one or more of its four major product categories; the risk that investments in new technologies and development cycles may not produce the benefits anticipated by management; the risk that the trading price of the Company’s shares may decrease for a variety of reasons, some of which may be beyond the control of management; competition in the Company’s existing and potential markets; and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update this forward-looking information, except as required under applicable law.

– End –

Encl: Consolidated Income Statement (Audited)

For further information, please contact:

Ms. Leona Zeng / Ms. Christy Lai

Rikes Hill & Knowlton Limited

Tel: (852) 2520 2201 Fax: (852) 2520 2241

…/3

Shanghai Petrochemical Announces 2009 Annual Results…p.3

Sinopec Shanghai Petrochemical Company Limited

2009 Annual Results

(Prepared under International Financial Reporting Standards)

Consolidated Income Statement (Audited)

	For the years ended 31 December
	2009 RMB’000		2008 RMB’000

Turnover		51,657,929		60,226,859
Sales taxes and surcharges		(4,312,665)		(897,088)
Net sales		47,345,264		59,329,771
Other income		—		2,312,227
Cost of sales		(45,010,196)		(68,556,447)
Gross profit/(loss)		2,335,068		(6,914,449)
Selling and administrative expenses		(450,432)		(467,987)
Other operating income		277,169		145,191
Other operating expenses
Employee reduction expenses		(12,518)		(89,844)
Others		(125,811)		(490,175)
Total other operating expenses		(138,329)		(580,019)
Profit/(loss) from operations		2,023,476		(7,817,264)
Financial income		19,405		227,533
Financial expenses		(340,554)		(557,971)
Net financing costs		(321,149)		(330,438)
Investment income		222,810		131,772
Share of profits of associates and jointly controlled entities		241,372		1,492

Profit/(loss) before taxation		2,166,509		(8,014,438)
Income tax		(511,050)		1,812,711
Profit/(loss) for the year		1,655,459		(6,201,727)

Attributable to:
Equity shareholders of the Company		1,590,988		(6,238,444)
Minority interests		64,471		36,717
Profit/(loss) for the year		1,655,459		(6,201,727)

Earnings /(loss) per share
Basic	RMB	0.221	RMB	(0.866)

Diluted	RMB	0.221	RMB	(0.866)

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Resolutions of the 11th Meeting of the Sixth Session

of the Board of Directors

The Company and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The notice for convening the 11th meeting (the “Meeting”) of the sixth session of the board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was sent to all directors of the Company (the “Directors”) on 12 March 2010 by facsimile transmission and mail. The Meeting was held at conference room No. 8 of the Company’s main building on 26 March 2010. Of the 12 Directors entitled to attend the Meeting, 11 Directors attended the Meeting. Director Mr. Lei Dianwu was absent due to business engagements and had appointed Mr. Rong Guangdao, Chairman, as his irrevocable voting proxy. Members of the supervisory committee and the senior management of the Company attended the Meeting. The convening of the Meeting complied with the Company Law of the People’s Republic of China and the Articles of Association of Sinopec Shanghai Petrochemical Company Limited. Mr. Rong Guangdao, Chairman, presided over the Meeting. The Board considered and approved the following resolutions:

Resolution 1 The President’s work report of 2009 was considered and approved with 12 votes in favor, 0 vote against and 0 vote abstained.

Resolution 2 The Board’s work report of 2009 was considered and approved with 12 votes in favor, 0 vote against and 0 vote abstained. The resolution will be submitted to the annual general meeting of the Company for consideration.

Resolution 3 The 2009 audited financial report was considered and approved with 12 votes in favor, 0 vote against and 0 vote abstained. The resolution will be submitted to the annual general meeting of the Company for consideration.

Resolution 4 The 2009 profit appropriation plan was considered and approved with 12 votes in favor, 0 vote against and 0 vote abstained.

In 2009, the net profit of the Company amounted to RMB1,376,180,000 in accordance with the China Accounting Standards for Business Enterprises. The Company appropriated a statutory surplus reserve of RMB35,358,000 from 10% of the net profit after offsetting against previous years’ accumulated losses. At 31 December 2009, undistributed profits of the Company amounted to RMB318,224,000 in accordance with the China Accounting Standards for Business Enterprises (RMB387,356,000 in accordance with International Financial Reporting Standards).

The Board proposed to distribute a dividend of RMB0.30 for every 10 shares (including tax), totalling RMB216,000,000 based on the total share capital of RMB7,200 million as at 31 December 2009. The resolution will be submitted to the annual general meeting of the Company for consideration.

Resolution 5 The 2009 annual report (full report and its summary) was considered and approved with 12 votes in favor, 0 vote against and 0 vote abstained.

Resolution 6 The 2010 financial budget report (full report and its summary) was considered and approved with 12 votes in favor, 0 vote against and 0 vote abstained. The resolution will be submitted to the annual general meeting of the Company for consideration.

Resolution 7 The re-appointments of KPMG Huazhen as the Company’s domestic auditor for 2010 and KPMG as the Company’s international auditor for 2010 were considered and approved with 12 votes in favor, 0 vote against and 0 vote abstained. The Board was authorized to determine their remuneration. The resolution will be submitted to the annual general meeting of the Company for consideration. (For details concerning auditors’ remuneration, please refer to the 2009 annual report)

Resolution 8 The resolution on the “Self-Assessment Report of the Board on the Internal Controls of the Company” was considered and approved with 12 votes in favor, 0 vote against and 0 vote abstained.

For details, please refer to the full text of the 2009 annual report of the Company.

Resolution 9 The resolution on the “Report on Fulfilling Social Responsibility for 2009” was considered and approved with 12 votes in favor, 0 vote against and 0 vote abstained.

For details, please refer to the full text of the 2009 annual report of the Company.

Resolution 10 The Company’s “Information Disclosure Management System (2010 Revision)” was considered and approved with 12 votes in favor, 0 vote against and 0 vote abstained.

For details, please refer to the websites of the Shanghai Stock Exchange (www.sse.com.cn) and The Stock Exchange of Hong Kong Limited (www.hkex.com.hk).

Resolution 11 The Company’s “Internal Controls Manual” (2010 Edition) was considered and approved with 12 votes in favor, 0 vote against and 0 vote abstained.

By Order of the Board Zhang Jingming Company Secretary

Shanghai, the PRC, 26 March 2010

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Li Honggen, Shi Wei and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Resolutions of the 9th Meeting of the Sixth Session of the Supervisory Committee

The Company and all members of the supervisory committee warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The notice for convening the 9th meeting (the “Meeting”) of the sixth session of the supervisory committee (the “Supervisory Committee”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was sent to all the supervisors of the Company (the “Supervisors”) on 12 March 2010 by facsimile transmission or courier. The Meeting was held at conference room No. 6 of Jinshan Hotel in the afternoon of 25 March 2010. Of the seven Supervisors entitled to attend the Meeting, six Supervisors were in attendance. Supervisor Ms. Wang Yanjun was absent due to business engagements and had appointed Mr. Gao Jinping, Chairman of the Supervisory Committee, as her voting proxy. The convening of the Meeting was in compliance with the relevant rules and regulations of the People’s Republic of China Company Law, the People’s Republic of China Securities Law (the “Securities Law”) and the articles of association of Sinopec Shanghai Petrochemical Company Limited (the “Articles”).

The resolutions for the Meeting were carefully considered by the Supervisors and were approved as follows:

1.	“The Company’s 2009 Annual Report” was approved

The Supervisory Committee of the Company has carefully reviewed the Company’s 2009 annual report prepared by the board of directors of the Company in accordance with the relevant requirements of Article 68 of the PRC Securities Law and “No. 2 ‘Contents and Format of Annual Report’ of the Standards of Contents and Format on Information Disclosure for Publicly Listed Companies” (2007 Revision) ( (2007)). The Supervisors who attended the Meeting unanimously agreed that:

(1)	the preparation and review procedures for the 2009 annual report were in compliance with the requirements of all the relevant laws, regulations and the articles of association of the Company;

(2)	the content and format of the 2009 annual report were in compliance with the relevant requirements of the China Securities Regulatory Commission and the Shanghai Stock Exchange. The information contained therein gave a truthful view of the Company’s 2009 operation management and financial position from various aspects;

(3)	before the Supervisory Committee of the Company issued its review opinion on “the Company’s 2009 annual report”, no violation of the confidentiality requirements has been found in respect of the individuals who participated in the preparation and review of the 2009 annual report; and

(4)	all the Supervisors warrant that the information contained in the Company’s 2009 annual report is truthful, accurate and complete, without any false representations, misleading statements or material omissions, and that all the Supervisors jointly accept full responsibility for the truthfulness, accuracy and completeness of the information contained therein.

(with 7 votes in favor, 0 vote against and 0 abstained vote)

2.	The “2009 Work Report of the Supervisory Committee of the Company” was approved.

All Supervisors in attendance unanimously agreed that: 1) the work report gave an objective analysis on the operating results, not only acknowledging the achievements made but also indicating the gap between leading peer corporations and the Company; 2) the work report acknowledged that the 2009 annual report gave a fair view of the financial position and operating results of the Company. The unqualified opinion on the financial statements in the auditor’s report, issued by KPMG Huazhen, was truthful, objective and fair; 3) the work report acknowledged the work efforts made by the Supervisory Committee of the Company in 2009, and that the proposed work objectives for 2010 were in line with the actual operations of the Company. At the Meeting, the work report was approved to be submitted to the 2009 annual general meeting of the Company for consideration.

(with 7 votes in favor, 0 vote against and 0 vote abstained)

3.	“Comments on the 2009 annual report by the Supervisory Committee” was considered and approved.

(with 7 votes in favor, 0 vote against and 0 vote abstained)

4.	“Major work items in 2010 for the Supervisory Committee” was considered and approved.

(with 7 votes in favor, 0 vote against and 0 vote abstained)

Sinopec Shanghai Petrochemical Company Limited Supervisory Committee

Shanghai, the PRC, 26 March 2010

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Li Honggen, Shi Wei and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Annual Results for the Year Ended 31 December 2009

2009 Annual Report Summary

1 IMPORTANT

1.1	The board of Directors (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its Directors, Supervisors and Senior Management warrant that there are no false representations or misleading statements contained in, or material omission from, the 2009 annual report of the Company, and severally and jointly accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this annual report.

This report summary is extracted from the 2009 annual report of the Company. The Chinese version of the full report will be posted on the website of the Shanghai Stock Exchange (www.sse.com.cn) simultaneously. Investors should read the full text of the 2009 annual report for details.

1.2	If any Director fails to attend the Board meeting for considering and approving the 2009 annual report of the Company, his name shall be set out separately:

Name of Director not Attending	Role of Director not Attending	Explanation of Director not Attending	Name of Proxy
Lei Dianwu	Director	Business engagement	Rong Guangdao

1.3	The Company prepared the financial statements for the year ended 31 December 2009 (the “Reporting Period”) in accordance with the People’s Republic of China (“PRC” or “China”) Accounting Standards for Business Enterprises as well as the International Financial Reporting Standards (“IFRS”). They have been audited by KPMG Huazhen and KPMG respectively, and both firms have issued standard unqualified opinions on the financial statements in their auditors’ report.

1.4	Is there any misappropriation of funds by the controlling shareholders and their connected parties for non-operation purpose?

No

1.5	Is there any external guarantee made in violation of the required decision-making procedures?

No

1.6	Mr. Rong Guangdao, Chairman and President of the Company, Mr. Du Chongjun, Vice Chairman and Vice President, and Mr. Ye Guohua, Chief Financial Officer (overseeing the accounting operations) hereby warrant the truthfulness and completeness of the financial report contained in the 2009 annual report of the Company.

2 CORPORATE INFORMATION

2.1 Corporate Information

Place of listing of A shares:	Shanghai Stock Exchange
Stock abbreviation of A shares:	S
Stock code of A shares:	600688
Place of listing of H Shares	The Stock Exchange of Hong Kong Limited
Stock abbreviation of H shares:	Shanghai Pechem
Stock code of H share:	00338
Place of listing of American Depositary Receipt (ADR):	New York Stock Exchange
Code of American Depositary Receipt (ADR):	SHI
Registered address and business address:	48 Jinyi Road, Jinshan District, Shanghai, PRC
Postal Code:	200540
Website of the Company:	www.spc.com.cn
E-mail address:	spc@spc.com.cn

2.2 Contact persons and contact methods

	Secretary to the Board	Securities Representative

Name	Zhang Jingming	Tang Weizhong
Address	48 Jinyi Road, Jinshan District, Shanghai	Suite B, 28/F, Huamin Empire Plaza, 728 West Yan’an Road, Shanghai
Tel	86-21-57943143	86-21-52377880
Fax	86-21-57940050	86-21-52375091
E-mail	spc@spc.com.cn	tom@spc.com.cn

3. HIGHLIGHT OF ACCOUNTING AND BUSINESS DATA

Prepared under China Accounting Standards for Business Enterprises

3.1 Major Accounting Data

Unit: RMB’000

	2009	2008	Increase/ decrease compared to the previous year (%)	2007
				After adjustmentNote	Before adjustmentNote
Operation Income	51,722,727	60,310,570	-14.24	55,404,687	55,404,687
Total profit / (loss)	2,136,251	(8,022,281)	—	2,121,094	2,121,094
Net profit / (loss) attributable to equity shareholders of the Company	1,561,605	(6,245,412)	—	1,592,110	1,592,110
Net profit / (loss) attributable to equity shareholders of the Company excluding non-recurring items	1,298,826	(6,359,305)	—	1,188,685	1,105,002
Net cash inflow / (outflow) from operating activities	3,703,542	(3,407,885)	—	1,784,572	1,784,572

	End of 2009	End of 2008	Increase/ decrease compared to the end of the previous year (%)	End of 2007
				After adjustmentNote	Before adjustmentNote
Total assets	30,458,322	28,107,465	8.36	30,463,349	30,494,334
Total equity attributable to equity shareholders of the Company	15,346,073	13,841,371	10.87	20,999,444	20,999,444

Note:	Comparative figures for 2007 have been restated in accordance with the amendments of the Notice on the Explanation of Information Disclosure of Companies Offering Securities to the Public No.1 - Non-recurring Items (2008). Pursuant to the Explanation on Accounting Standards for Enterprises 2008, deferred tax assets and deferred tax liabilities were presented on a net basis, and income tax recoverable was reclassified to other receivables.

3.2 Major Financial Indicators

Unit: RMB’000

	2009	2008	Increase/ decrease compared to the previous year (%)	2007
				After adjustmentNote	Before adjustmentNote
Basic earnings / (loss) per share (RMB)	0.217	(0.867)	—	0.221	0.221
Diluted earnings / (loss) per share (RMB)	0.217	(0.867)	—	0.221	0.221
Basic earnings / (loss) per share excluding non-recurring items (RMB)	0.180	(0.883)	—	0.165	0.153
Return on net assets (weighted average)(%)*	10.701	(35.851)	increased by 46.552 percentage points	7.888	7.888
Return on net assets based on net profit/(loss) excluding non-recurring items (weighted average)(%)*	8.900	(36.505)	increased by 45.405 percentage points	5.889	5.474
Net cash inflow/(outflow) per share from operating activities(RMB)	0.514	(0.473)	—	0.248	0.248

	End of 2009	End of 2008	Increase/ decrease compared to the end of the previous year (%)	End of 2007
				After adjustmentNote	Before adjustmentNote
Net asset value per share attributable to equity shareholders of the Company (RMB)*	2.131	1.922	10.87	2.917	2.917

Note:	Comparative figures for 2007 have been restated in accordance with the amendments of the Notice on the Explanation of Information Disclosure of Companies Offering Securities to the Public No.1 - Non-recurring Items (2008). Pursuant to the Explanation on Accounting Standards for Enterprises 2008, deferred tax assets and deferred tax liabilities were presented on a net basis, and income tax recoverable was reclassified to other receivables.
*	Net assets used above do not include minority interests.

Unit: RMB’000

Non-recurring item	Amount
Net gains from disposal of non-current assets	180,203
Employee reduction expenses	(12,518)
Government grants accounted in profit and loss (except for government grants under the State’s unified standards on quota and amount entitlements and closely related to corporate business)	25,310
Gains or losses arising from changes in fair value of financial assets held for trading	(10,423)
Investment income from disposal of available-for-sale financial assets	222,810
Other non-operating income and expenses other than those mentioned above	(54,941)
Income tax effect	(87,610)
Effect due to minority shareholders equity (after tax)	(52)

Total	262,779

Items stated at fair value				Unit: RMB’000

Item	Balance at the beginning of the period	Balance at the end of the period	Change for the current period	Amount affected the profit in the current period

Other current assets-Bank financial products	—	700,000	700,000	—
Available-for-sale financial assets	123,918	—	(123,918)	222,810
Financial assets held for trading	97,644	—	(97,644)	(10,423)

3.3 Financial information prepared under IFRS for the past five years

Expressed in RMB million	2009		2008		2007		2006		2005

Year ended 31 December:
Net sales		47,345.3		59,329.8		54,254.7		49,918.1		45,190.2
Profit / (loss) before taxation		2,166.5		(8,014.4)		2,151.4		964.2		2,287.6
Profit / (loss) after taxation		1,655.5		(6,201.7)		1,683.1		911.0		1,921.3
Profit / (loss) attributable to equity shareholders of the Company		1,591.0		(6,238.4)		1,634.1		844.4		1,850.4
Earnings / (loss) per share	RMB	0.22	RMB	(0.87)	RMB	0.23	RMB	0.12	RMB	0.26

As at 31 December:
Total equity attributable to equity shareholders of the Company		15,005.0		13,496.9		20,648.0		18,976.3		18,830.0
Total assets		29,908.5		27,533.0		29,853.1		27,406.1		26,810.4
Total liabilities		14,609.2		13,771.7		8,901.0		8,093.7		7,632.9

3.4 Differences between financial statements prepared under China Accounting Standards for Business Enterprises and IFRS

			Unit: RMB’000

	Net profit/(loss) attributable to equity shareholders of the Company		Total equity attributable to equity shareholders of the Company
	The Reporting Period	Corresponding period of the previous year	At the end of the Reporting Period	At the beginning of the Reporting Period
Prepared under China Accounting Standards for Business Enterprises	1,561,605	(6,245,412)	15,346,073	13,841,371
Prepared under IFRS	1,590,988	(6,238,444)	15,005,018	13,496,933

For differences between China and international accounting standards, please refer to Section 9.3 of this summary.

4. CHANGE IN SHARE CAPITAL AND SHAREHOLDERS

4.1 Total number of shareholders and their shareholdings as at 31 December 2009

Total number of shareholders as at the end of the Reporting Period	118,413

Shareholding of the top ten shareholders

Name of Shareholder	Type of shareholder	Percentage of total shareholding (%)	Number of shares held	Increase/ decrease during the Reporting Period	Type of shares	Number of non-circulating shares held	Number of shares pledged or frozen
China Petroleum & Chemical Corporation	State-owned Shareholder	55.56	4,000,000,000	0	Non-circulating	4,000,000,000	Nil
HKSCC (Nominees) Limited	Foreign Shareholder	31.94	2,299,646,101	-614,000	Circulating	0	Unknown
China Minsheng Banking Corp., Ltd. - Orient Jing Xuan Hun He Xing Kai Fang Shi Securities Investment Fund	Others	0.76	54,800,000	-24,622,371	Circulating	0	Unknown
China Construction Bank-CIFM China Advantage Security Investment Fund	Others	0.48	34,873,854	+3,982,945	Circulating	0	Unknown
The Bank of China-Harvest Stable Open Securities Investment Fund	Others	0.27	19,268,012	Unknown	Circulating	0	Unknown
Shanghai Kangli Gong Mao Company	Others	0.23	16,730,000	0	Non-circulating	16,730,000	Unknown
China Life Insurance Company Limited- Bonus-Individual Bonus-005L- FH002 Shanghai	Others	0.19	13,844,819	Unknown	Circulating	0	Unknown
The Bank of China- Harvest Growth and Gain Securities Investment Fund	Others	0.19	13,759,794	Unknown	Circulating	0	Unknown
China Life Insurance Company Limited- Tradition-Ordinary Insurance Product- 005L-CT001 Shanghai	Others	0.19	13,648,194	Unknown	Circulating	0	Unknown
Zhejiang Economic Construction Investment Co., Ltd.	Others	0.17	12,000,000	0	Non-circulating	12,000,000	Unknown

Top ten shareholders of shares in circulation

Name of shareholders	Number of circulating shares held	Type of shares

HKSCC (Nominees) Limited	2,299,646,101	Overseas listed foreign shares
China Minsheng Banking Corp., Ltd. - Orient Jing Xuan Hun He Xing Kai Fang Shi Securities Investment Fund	54,800,000	RMB-denominated ordinary shares
China Construction Bank- CIFM China Advantage Security Investment Fund	34,873,854	RMB-denominated ordinary shares
The Bank of China - Harvest Stable Open Securities Investment Fund	19,268,012	RMB-denominated ordinary shares
China Life Insurance Company Limited-Bonus-Individual Bonus-005L-FH002 Shanghai	13,844,819	RMB-denominated ordinary shares
The Bank of China-Harvest Growth and Gain Securities Investment Fund	13,759,794	RMB-denominated ordinary shares
China Life Insurance Company Limited-Tradition-Ordinary Insurance Product- 005L-CT001 Shanghai	13,648,194	RMB-denominated ordinary shares
China Life Insurance Company Limited - Life Insurance-Guoshou Ruian	10,249,344	RMB-denominated ordinary shares
Bank of China-Harvest Shanghai and Shenzhen 300 Index Securities Investment Fund	6,338,342	RMB-denominated ordinary shares
The Bank of China-Harvest Research and Selective Securities Investment Fund	6,000,000	RMB-denominated ordinary shares

Description of any connected relationship or connected parties relationships among the above shareholders	Of the above-mentioned shareholders, China Petroleum & Chemical Corporation, the State-owned shareholder, does not have any connected relationship with the other shareholders, and is not a concert party of the other shareholders under the Administrative Measures on Acquisition of Listed Companies. Of the above-mentioned shareholders, HKSCC (Nominees) Limited is a nominee shareholder. Apart from the above, the Company is not aware of whether there are other connected relationships among the other shareholders, and whether they are concert parties under the Administrative Measures on Acquisition of Listed Companies.

4.2 Introduction of the controlling shareholder and Controlling Company of the Controlling Shareholder of the Company

4.2.1 Introduction of the details of the controlling shareholder and controlling company of the controlling shareholder of the Company

4.2.1.1 Details of the controlling shareholder

Name of controlling shareholder:	China Petroleum & Chemical Corporation (“Sinopec Corp.”)
Legal representative:	Su Shulin
Registered capital:	RMB86.7 billion
Date of incorporation:	25 February 2000
Major businesses:	Crude oil and natural gas business including exploration, extraction, production and trading of crude oil and natural gas; processing of crude oil; production of petroleum products, trading, transportation, distribution and sales of petroleum products; production, distribution and trading of petrochemical products.

4.2.1.2 Controlling company of the controlling shareholder

Name of the controlling company of the controlling shareholder:	China Petrochemical Corporation (“Sinopec”)
Legal representative:	Su Shulin
Registered capital:	RMB130.6 billion
Date of incorporation:	24 July 1998
Major businesses:	Provision of well drilling, oil well logging and mine haft work services; manufacturing of production equipment and maintenance services; project construction services and public works and social services such as water and electricity.

4.2.2 Diagram of the ownership and controlling relationship between the Company and the controlling company of the controlling shareholder

4.3 Interests and short positions of the substantial shareholders of the Company and other persons in shares and underlying Shares

As at 31 December 2009, the interests and short positions of the Company’s substantial shareholders and other persons who are required to disclose their interests pursuant to Part XV of the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong) (the “SFO”) (including those who are entitled to exercise, or control the exercise of, 5% or more of the voting power at any general meeting of the Company but excluding the Directors, Supervisors and Senior Management of the Company) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be kept under Section 336 of the SFO were as set out below:

(1)	(a) Interests in ordinary shares of the Company

Name of shareholders	Capacity	Number of share interests held or regarded as held	Percentage of total issued share capital (%)		Percentage of shareholding in the Company’s total issued H shares (%)
China Petroleum & Chemical Corporation	Beneficial owner	4,000,000,000 Promoter legal person shares (L)	55.56		—
JPMorgan Chase & Co.	Beneficial owner	137,886,070(L) 1,542,729(S) 33,584,000(P)	1.92 0.02 0.47	(L) (S) (P)	5.92 0.07 1.44	(L) (S) (P)

Note:(L):Long positions; (S):Short position; (P):Available-for-lending shares

(b)	Interests in underlying shares of the Company

No interests of substantial shareholders or other persons who are required to disclose their interests pursuant to Part XV of the SFO in the underlying shares of equity derivatives were recorded in the register required to be kept under Section 336 of the SFO.

(2)	Short positions in shares and underlying shares of the Company

No short positions of substantial shareholders or other persons who are required to disclose their interests pursuant to Part XV of the SFO in the shares or underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

Save as disclosed above, as at 31 December 2009, no interests or short positions of any other person in the shares or underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

4.4 Audit Committee

The Audit Committee and the management have reviewed the accounting principles and standards adopted by the Company, and discussed the matters relating to the audit, internal control and financial reporting, including this year’s audited financial report for the 12 months ended 31 December 2009.

5. DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

5.1 Changes in shareholding and remuneration of Directors, Supervisors and Senior Management

Unit: Share

Name	Position	Sex	Age	Date of commencement and end of service term	Number of shares held at the beginning of the year (share)	Number of shares held at the end of the year (share)	Reason of change	Total remuneration received from the Company during the Reporting Period (RMB’000) (before taxation)	Whether they received remuneration or allowance from shareholder or other connected party
Rong Guangdao	Chairman and President	M	54	June 2008 to June 2011	3,600	3,600	—	560	No
Du Chongjun	Vice Chairman and Vice President	M	55	June 2008 to June 2011	1,000	1,000	—	560	No
Han Zhihao	Director	M	58	June 2008 to June 2011	0	0	—	465	No
Li Honggen	Director and Vice President	M	53	June 2008 to June 2011	0	0	—	468	No
Shi Wei	Director and Vice President	M	50	June 2008 to June 2011	0	0	—	467	No
Dai Jinbao	Director	M	53	June 2008 to June 2011	0	0	—	301	No
Lei Dianwu	External Director	M	47	June 2008 to June 2011	0	0	—	—	Yes
Xiang Hanyin	External Director	M	55	June 2008 to June 2011	0	0	—	—	Yes
Chen Xinyuan	Independent Non-executive Director	M	45	June 2008 to June 2011	0	0	—	150	No
Sun Chiping	Independent Non-executive Director	M	51	June 2008 to June 2011	0	0	—	150	No
Jiang Zhiquan	Independent Non-executive Director	M	59	June 2008 to June 2011	0	0	—	150	No
Zhou Yunnong	Independent Non-executive Director	M	67	June 2008 to June 2011	0	0	—	150	No
Gao Jinping	Chairman of the Supervisory Committee	M	43	June 2008 to June 2011	0	0	—	467	No
Zhang Chenghua	Supervisor	M	54	June 2008 to June 2011	0	0	—	297	No
Wang Yanjun	Supervisor	F	49	June 2008 to June 2011	0	0	—	277	No
Zhai Yalin	External Supervisor	M	45	June 2008 to June 2011	0	0	—	—	Yes
Wu Xiaoqi	External Supervisor	M	53	June 2008 to June 2011	0	0	—	—	Yes
Liu Xiangdong	Independent Supervisor	M	58	June 2008 to June 2011	0	0	—	—	No
Yin Yongli	Independent Supervisor	M	70	June 2008 to June 2011	0	0	—	—	No
Zhang Jianping	Vice President	M	47	June 2008 to June 2011	0	0	—	464	No
Tang Chengjian	Vice President	M	54	June 2008 to June 2011	0	0	—	461	No
Ye Guohua	Chief Financial Officer	M	41	October 2009 to June 2011	0	0	—	59	No
Zhang Jingming	Company Secretary and General Counsellor	M	52	June 2008 to June 2011	0	0	—	353	No

Total								5,799

During the Reporting Period, the Company has not granted any share option incentive.

Shares held by the above individuals are A shares and represented their personal interests in their capacity as beneficial owners.

5.2 Interests and short positions of Directors, Supervisors and Senior Management in shares, underlying shares and debentures

Save for the shares held by the Directors, Supervisors and Senior Management as set out in paragraph 5.1 above as at 31 December 2009, none of the Directors, Supervisors or Senior Management of the Company had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the “Model Code for Securities Transactions”) set out under Appendix 10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

As at 31 December 2009, none of the Directors, Supervisors or Senior Management or their respective spouses and children under 18 years of age had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company or any of its associated corporations.

5.3 Implementation of Code of Corporate Governance Practices

In 2009, the Company complied with all the principles and provisions set out in the Code an Corporate Governance Practices (the “Code”) contained in Appendix 14 to the Hong Kong Listing Rules, except for the following two deviations:

(a)	Code Provision A.2.1: The roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The division of responsibilities between the chairman and chief executive officer should be clearly established and set out in writing.

Deviation: Mr. Rong Guangdao is appointed as the Chairman and President of the Company.

Reason: Mr. Rong Guangdao has extensive experience in the management of large-scale petrochemical production, and has in-depth understanding about the operation of the Company. Mr. Rong is the most suitable candidate to serve the positions of the Chairman and President of the Company. For the time being, the Company is unable to identify another person who possesses better or similar abilities and talent as Mr. Rong to serve any of the above positions.

(b)	Code Provision A.4.1: Non-executive directors should be appointed for a specific term, subject to re-election.

Deviation: Mr. Chen Xinyuan, the independent non-executive Director, has served as a non-executive Director for more than the six-year period as stipulated in the Articles of Association of the Company.

Reason: Mr. Chen Xinyuan currently serves as the Dean, Professor and Tutor to doctoral students of the College of Accounting, Shanghai University of Finance and Economics. He is very familiar with financial reporting and accounting and has extensive experience in management. Mr. Chen also serves as the Director of the Audit Committee of the Board of the Company. For the time being, as the Company is unable to identify another accounting professional like Mr. Chen, who will be changed at the election of a new session of the Board to be held in June 2011.

The same deviations are also set out in the corporate governance report of the 2009 annual report of the Company.

5.4 Model Code for Securities Transactions

The Company has adopted and applied the Model Code for Securities Transactions to regulate securities transactions of the Directors and Supervisors. After making specific enquiries with all the Directors and Supervisors and having obtained written confirmations from each Director and Supervisor, the Company has not identified any Director or Supervisor who did not fully comply with the Model Code for Securities Transactions during the Reporting Period.

6 REPORT OF THE DIRECTORS

6.1 Management Discussion and Analysis

Unless otherwise specified, the financial information included in this “Management Discussion and Analysis” section has been extracted from the financial statements prepared under IFRS.

A. Operating Results

General - Review of the Company’s Operations during the Reporting Period

In 2009, the world underwent the most serious financial crisis since the Great Depression in the 1930s, leading the global economy into a deep recession. The global petroleum and petrochemical industry developed in a difficult situation under the pressure from both the global financial crisis and a downtrend business cycle. The Chinese economy has been subjected to severe external impact which was unprecedented ever since we entered the new century, and encountered exceptional hardships in its development. As the central government had regulated the macro-economy in a timely manner, the Chinese economy, under the action of a package of economic stimulus policies, managed to weather the severe impact of the global financial crisis, and took the lead in improving the overall economic situation. As a result, China’s economic operation performed better than expected and its gross domestic product (GDP) grew by 8.7%. The development of China’s petroleum and petrochemical industry was also facing severe difficulties and challenges. However, as a result of the macro policies initiated by the State and the painstaking efforts made by the entire industry, the industrial economy, though declining substantially at the beginning of the year, stabilized and picked up in the middle of the year and grew at a higher rate at the end of the year. In the second half, the rate of operation of enterprises improved significantly, output value and output volume increased considerably and profitability recovered gradually.

In 2009, the Group took an aggressive approach to cope with the profound impact brought by the global financial crisis by striving to capitalize on the favorable conditions such as the substantial fall in international crude oil prices compared to last year, improved macroeconomic policies and recovery of the petrochemical market. The Group took “learning from the advanced, strengthening management, putting an end to the loss plight, expediting the development and boosting staff cohesiveness” as the main theme, pushing ahead various work in full scale on production operations as well as reform and development. As a result, production operations remained sound and stable. All the projects relating to the structural adjustment project (Phase 5) were completed. Corporate management was strengthened. The system reform of auxiliary businesses was completed smoothly. The major objectives identified at the beginning of the year fully achieved and profitability substantially improved over the previous year.

1. Production operations continued to remain stable

When the Group’s production operations were in a difficult situation at the beginning of 2009, the Group actively capitalized on the changes in the external environment and the changing trend from a declining petrochemical market to a recovering one, and adjusted the pace of production and the operating load of plants on a timely basis: switching the arrangement of limited production and scheduling of overhauls for a large number of plants at the beginning of the year to that of an overall full-load operation in the second quarter, thereby achieving stable development of the overall production operations. During the year, the average on-stream availability and the average load of the Group’s major production plants were 90.27% and 94.67%, respectively. The operation of major production plants remained sound, with the number of non-scheduled shut-down and the duration of non-scheduled shut-down falling by 25.81% and 11.54%, respectively, against those during the previous year. All important technical and economic indicators improved, reaching the highest levels in recent years. No major production or safety-related accidents or environmental pollution accidents happened during the year.

In 2009, the Group processed 8,757,800 tons of crude oil, down 5.20% from the previous year. Total production output of gasoline, diesel and jet fuel fell by 11.16% over the previous year. Output of gasoline was 806,000 tons, up 4.28% over the previous year; output of diesel was 2,802,600 tons, down 18.02% from the previous year; output of jet fuel was 679,000 tons, up 6.98% over the previous year. The Group produced 927,700 tons of ethylene and 487,600 tons of propylene, up 4.75% and 0.06%, respectively, over the previous year. The Group also produced 1,089,800 tons of synthetic resins and copolymers, up 9.13% over the previous year; 508,700 tons of synthetic fibre monomers and 599,700 tons of synthetic fibre polymers, up 10.13% and 2.42%, respectively, over the previous year; and 241,300 tons of synthetic fibre, down 10.63% from the previous year. Meanwhile, the quality of the Group’s products was consistently maintained at a premium level.

In 2009, the Group’s turnover amounted to RMB51,657.9 million, down 14.23% from the previous year. The Group’s output-to-sales ratio and receivable recovery ratio were 99.62% and 99.52%, respectively. The Group’s annual sum of imports and exports (excluding crude oil imports) was US$3,477 million, up 17.82% over the previous year.

2. Market demand continued to pick up after a rally

In early 2009, the impact of the global financial crisis on the real economy became more apparent and the domestic petrochemical market continued the trend from the end of 2008, with demand falling sharp and prices staying low. Under the action of a package of stimulus policies launched persistently by the State for “boosting domestic demand and sustaining growth”, market demand picked up gradually from the bottom since March and tended to recover in general. The demand for some of the bulk products expanded gradually. The apparent consumption of products continued to rise. The market prices of major petrochemical products increased on a quarter-on-quarter basis, especially the prices of chemical products increased significantly from the beginning of the year. However, overall speaking, the average prices of various kinds of petrochemical products still dropped to a certain extent over the previous year. For the year ended 31 December 2009, the weighted average prices (excluding tax) of the Group’s synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products decreased by 12.66%, 21.74%, 27.32% and 25.14%, respectively, over the previous year.

3. International crude oil prices fluctuated within a broad range and gradually moved up

2009 was the second year after 2008 that witnessed the international crude oil prices fluctuated heavily. Overall speaking, prices fluctuated within a broad range and moved up in general. In the first half of the year, prices rallying with the West Texas Intermediate (“WTI”) crude oil closing price on the New York Mercantile Exchange rebounded strongly after hitting a new all-year low of US$33.98/barrel on 12 February 2009. In the second half, prices remained volatile at a high level, rallying between US$70 5 US$80/barrel and rising to an all-year high closing price of US$81.18/barrel on 22 October 2009. The annual average price was US$62.20/barrel, with a volatility up to 139%. The annual average Brent crude oil price on the London Intercontinental Exchange was US$62.56/barrel in 2009 (2008: US$98.37/barrel), down 36.40% over the previous year. For the year ended 31 December 2009, the Group processed 8,757,800 tons of crude oil in total (all were processed for the Group’s own account), representing a decrease of 480,500 tons over the previous year. Of this volume, offshore oil accounted for 680,900 tons and imported oil accounted for 8,076,900 tons. Of the Group’s cost of sales, crude oil costs accounted for RMB26,450 million or 58.76% of the Group’s annual cost of sales. The average unit cost of crude oil processed was RMB3,020.15 per ton, representing a substantial decrease of 43.06% over the previous year. Crude oil costs decreased by RMB22,547.0 million as compared to 2008.

4. All projects relating to the structural adjustment program were completed and put into operation

In 2009, all the projects under the Group’s structural adjustment project (Phase 5) involving a total investment of approximately RMB8,000 million and spanning a period of six years were completed and put into operation. Of these projects, the new 600,000 ton/year PX aromatics complex and the new 150,000 ton/year C5 segregation plant commenced operation successfully after having commissioned the first test run on 14 September and 25 October 2009, respectively; the flue gas desulphurization project for furnaces No. 3 and No. 4 of coal-tired power generating plants commenced operation on 3 July after having completed a 168-hour test run; and the entire renovation project for the 220,000-volt substation commenced operation on 22 June. The completion and operation of all the projects under the structural adjustment program has improved the Group’s comprehensive processing and overall production capacity for crude oil; further optimized the product mix, the fuel structure and the dynamic structure; and enhanced the standards for energy conservation and emissions reduction, thereby laying a solid foundation for growth in the Group’s profitability in the future. In addition, the Group had other major technology renovation projects in 2009, such as the 500,000 ton/year hydro-desulphurisation of catalytic gasoline renovation project which was completed in September (from October 2009, the Group has been supplying refined oil products of the Shanghai IV standard to the Shanghai market), and partial completion on the renovation and system pipe network construction works on the natural gas integrated utilization project. During the year, the Group has basically completed the formulation of its development plans for the “Twelfth Five-Year Plan”.

The Shanghai Secco Petrochemical Company Limited’s 900,000 ton/year ethylene joint-venture plant between the Group, Sinopec Corp. and BP Chemicals East China Investments Ltd. has been operating safely and steadily under high load since its commencement of operation, setting a record in China for a large-scale ethylene plant to operate continuously for four years after commencement of operation. In 2009, after the capacity expansion and technology renovation together with an overhaul were conducted to the plant for nearly 60 days, the designed capacity of the renovated plant was expanded from its original 900,000 ton/year to 1,190,000 ton/year, thus making the plant once again a plant with the largest single-line capacity in China, as well as further reducing the plant’s energy and materials consumption. In 2009, the plant produced 875,300 tons of ethylene, representing a decrease of 59,400 tons over the previous year; annual operating revenue amounted to RMB16,438 million; and net profit was RMB695 million.

5. Energy conservation and emissions reduction work achieved desired effects

In 2009, the Group continued to carry out various energy-saving and emissions reduction measures in accordance with the State’s relevant energy-saving and emissions reduction requirements. The Group had improved various technical and economic indicators by fully launching a “benchmarking” campaign to identify gaps, formulate measures and strengthen management, and achieved the desired results by carrying out energy-saving and consumption reduction technical renovation on an ongoing basis, improving the utilization rate of energy and reducing energy consumption. In 2009, the Group’s overall energy consumption per RMB10,000 product value was 1.597 tons of standard coal (1.508 tons of standard coal in 2008). Although a number of new plants commenced operation during the year, the consumption was 2.62% less than the energy-saving compliance indicator of 1.64 tons of standard coal per RMB10,000; industrial water consumption was down 5.57% compared to the previous year; and industrial water recycling rate remained at above 95%. Various indices for waste water discharges, industrial waste water discharge volume, total COD discharge and hazardous waste treatment ratio all met the compliance requirements for environmental protection and were better than those of the previous year. The weighted average thermal efficiency of heaters increased by 0.53 percentage points during the year over the previous year; and flare gas recovery grew by 125.34% over the previous year with the commencement of the desulfurization system for the recovery of flare gas.

6. New technology and new product development continued to proceed

The Group continued to make aggressive efforts to proceed with various technological improvements in 2009. New progress was made in major research projects such as the development of technology in carbon fibre precursor, the development of a process package for a 10,000-ton isopentenyl/pentane joint production plant and the development of a production system for multi-functional, new flexible acrylics. The Group won the First Prize of “Scientific and Technological Progress of Sinopec Group” with two achievements from the industrial application of bimodal polyethylene catalyst and the development of a set of technologies in the industrialization of the 130,000 ton/year acrylonitrile plant; and the First Prize of “Scientific and Technological Progress in Shanghai” for the research and industrial application of vinyl acetate catalysts for four products namely dope-dyed acrylic fiber, fibre-grade polyester slice (specially used in industrial silk), polyester staple fibre used in bright sewing threads and isopentene were certified as “Independent and Innovative Products of Shanghai”. As for information system development, the Laboratory Information Management System (LIMS) passed the tests by Sinopec Group; the Manufacturing Execution System (MES) project stepped into a stage of plant model design; the oil refining and petrochemical operations were integrated into a PIMS; the information system using ERP as a mainline was combined closely with the Group’s production operation. According to statistics, the Group’s output of new products amounted to 539,400 tons in 2009; the new product output value ratio was 10.63%, while the new product output-to-sales ratio was 97.26%. A total of 214,200 tons of differentiated synthetic fibres was produced, and the ratio of differentiated synthetic fibres was 88.78%. A total of 970,900 tons of special resins was produced, and the ratio of special resins was 91.92%. Fourteen patent applications (thirteen were invention patents) were submitted and thirty licences (twenty nine were invention patents) were received during the year.

7. Corporate internal reform and management work was further intensified

In 2009, the Group pushed forward innovations in systems and mechanisms actively and steadily, striving to boost its internal motivation and vitality. A corporate management office was set up for effectively integrating functions and resources related to corporate management. The operations management system was improved for adjusting and optimizing the organizations, management responsibilities and business processes of product sales and materials supply. Upon a basic completion of the system reform and rectification of the auxiliary businesses, the work in relation to the merger between Shanghai Petrochemical Investment Development Co., Ltd. and Shanghai Petrochemical Enterprise Development Co., Ltd. was completed, and Shanghai Petrochemical Enterprise Development Co., Ltd. was deregistered in October 2009. Meanwhile, the Group further improved the mechanism for the division of responsibilities, the operational mechanism and the monitoring and appraisal mechanism, stepping up supervision and appraisal and driving forward the implementation of various tasks. As at 31 December 2009, the Group reduced its work force by 466 employees, which reduction included voluntary resignees and retirees, accounting for 2.65% of the total work force of 17,597 employees as at the beginning of the year.

8. Brief analysis of the reasons for the substantial growth in operating results for the year

The major reasons for the substantial growth in the operating results of the Group during the Reporting Period are:

(a)	A substantial fall in the costs of crude oil. The annual average international crude oil prices declined substantially during 2009 over the previous year, resulting in a substantial fall in the Group’s production costs as compared to the previous year. Of such costs, the average unit cost of processed crude oil fell substantially by 43.06% over the previous year, while crude oil costs decreased by RMB22,547 million over the previous year. This is the main reason for the substantial growth in the operating results of the Group.

(b)	The initial establishment of the pricing mechanism for refined oil products. In 2009, the prices of domestic refined oil products were indirectly brought in line with the prices of crude oil in the international market in a controlled manner to eliminate the situation regarding the long-term inverted prices of refined oil products and crude oil prices, resulting in a significant improvement in the profit level of the Group’s oil refining business.

(c)	Improved profit of the petrochemical business. The domestic petroleum and petrochemical industry stabilized, picked up and improved gradually as a whole in 2009. The petrochemical industry performed particularly well, posting a growth of 15.9% in its added value over the previous year. The gross profit margin of the Group’s petrochemical business was 6.28% (it was -10.38% in the previous year), which was in line with industry trend.

(d)	An increase in the Group’s share of profit from associates and jointly-controlled entities and an increase in investment income. In 2009, the Group’s share of profit and investment income from associates and jointly-controlled entities amounted to RMB464 million, representing an increase of 248.87% from RMB133 million for the previous year. Of such amount, the investment income from Shanghai Secco Petrochemical Company Limited was RMB134 million, as compared to the investment loss of RMB99 million for the previous year. Income from the disposal of financial assets available for sale was RMB223 million, as compared to RMB132 million for the previous year.

(e)	The Group further strengthened its internal management and reaped good results from unleashing potential, increasing efficiency, reducing costs and expenses, conserving energy and reducing consumption so that the overall quality and level of operation improved to a certain extent.

Accounting judgment and estimates

The Group’s financial conditions and results of operations are sensitive to the accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The management bases the assumptions and estimates on historical experience and on various other assumptions that the management believes to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an on-going basis, the management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgment and other uncertainties affecting application of those policies and the sensitivity of the reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are contained in the financial statements. The management believes the following critical accounting policies involve the most significant judgments and estimates used in the preparation of the financial statements.

Impairments for long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognized in accordance with International Accounting Standard No.36 “Impairment of Assets” and China Accounting Standards for Business Enterprises No.8 “Impairment of Assets”. Long-lived assets are reviewed for impairment at the end of each reporting period or whenever events or changes in circumstance have indicated that their carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling prices because quoted market prices for the Group’s assets and cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgment relating to level of sale volume, selling price and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

Depreciation

Property, plant and equipment, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. The Group reviews the estimated useful lives of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Impairment for bad and doubtful debts

Management estimates impairment losses for bad and doubtful debts resulting from the inability of the customers to make the required payments. Management bases the estimates on the aging of the accounts receivable balance, customer credit-worthiness and historical write-off experience. If the financial condition of the customers were to deteriorate, actual impairment losses would be higher than estimated.

Allowance for diminution in value of inventories

If the costs of inventories fall below their net realizable values, an allowance for diminution in value of inventories is recognized. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

Income tax

With respect to uncertainties about enterprise income tax differences arising from 2006 and before as originated from a tax circular (Circular No. 664) issued by the State Administrative of Taxation in June 2007, the Company has been informed by the relevant tax authority to settle the enterprise income tax (“EIT”) for the years prior to 2007 at a rate of 33 percent. To date, the Company has not been requested to pay additional EIT in respect of any years prior to 2007. There is no further development of this matter during the year ended 31 December 2009. No provision has been made in the financial statements for this uncertainty for tax years prior to 2007 because management believes it can not reliably estimate the amount of the obligation, if any, that might exist.

Recognition of deferred tax assets

Deferred tax assets are recognised in respect of temporary deductible differences. Since deferred tax assets are only recognized to the extent that it is probable that future taxable profit will be available against the assets which can be realized or utilized, management’s judgement is required to assess the probability of future taxable profits. Management’s assessment is periodically reviewed and deferred tax assets are adjusted according to the probability of future taxable profits.

Summary

The following table sets forth the Group’s sales volumes and net sales (net of sales taxes and surcharges) for the years indicated (prepared under IFRS):

	For the Years ended 31 December
	2009			2008			2007
	Sales Volume (’000 tons)	Net Sales (Millions of RMB)	% of Total Net Sales	Sales Volume (’000 tons)	Net Sales (Millions of RMB)	% of Total Net Sales	Sales Volume (’000 tons)	Net Sales (Millions of RMB)	% of Total Net Sales
Synthetic Fibres	245.8	2,823.7	6.0	278.4	3,662.0	6.2	296.0	4,328.7	7.9
Resins and Plastics	1,543.3	12,263.6	25.9	1,462.6	14,850.3	25.0	1,549.0	15,878.8	29.3
Intermediate Petrochemicals	1,519.4	8,421.0	17.8	1,347.1	10,271.8	17.3	1,232.4	9,372.7	17.3
Petroleum Products	5,271.4	18,917.9	39.9	5,747.0	27,552.9	46.4	5,376.2	21,036.6	38.8
All others	—	4,919.1	10.4	—	2,992.8	5.1	—	3,637.9	6.7

Total	8,579.9	47,345.3	100.0	8,835.1	59,329.8	100.0	8,453.6	54,254.7	100.0

The following table sets forth a summary statement of the Group’s consolidated income statement for the years indicated (prepared under IFRS):

	For the Years ended 31 December
	2009		2008		2007
	Millions of RMB	% of Net sales	Millions of RMB	% of Net sales	Millions of RMB	% of Net sales
Synthetic fibres
Net sales	2,823.7	6.0	3,662.0	6.2	4,328.7	7.9
Operating expenses	(2,812.3)	(5.9)	(5,313.5)	(9.0)	(4,410.8)	(8.1)

Segment profit/(loss) from operations	11.4	0.1	(1,651.5)	(2.8)	(82.1)	(0.2)

Resins and plastics
Net sales	12,263.6	25.9	14,850.3	25.0	15,878.8	29.3
Operating expenses	(11,419.3)	(24.1)	(17,027.0)	(28.7)	(15,222.3)	(28.1)

Segment profit/(loss) from operations	844.3	1.8	(2,176.7)	(3.7)	656.5	1.2

Intermediate petrochemicals products
Net sales	8,421.0	17.8	10,271.8	17.3	9,372.7	17.3
Operating expenses	(8,230.2)	(17.4)	(10,314.5)	(17.4)	(8,558.9)	(15.8)

Segment profit/(loss) from operations	190.8	0.4	(42.7)	(0.1)	813.8	1.5

Petroleum Products
Net sales	18,917.9	39.9	27,552.9	46.4	21,036.6	38.8
Other income	—	—	2,312.2	3.9	93.9	0.2
Operating expenses	(18,113.0)	(38.3)	(33,811.0)	(57.0)	(21,774.7)	(40.2)

Segment profit/(loss) from operations	804.9	1.6	(3,945.9)	(6.7)	(644.2)	(1.2)

Others
Net sales	4,919.1	10.4	2,992.8	5.1	3,637.9	6.7
Operating expenses	(4,747.0)	(10.0)	(2,993.3)	(5.1)	(3,489.2)	(6.4)

Segment profit/(loss) from operations	172.1	0.4	(0.5)	0.0	148.7	0.3

Total
Net sales	47,345.3	100.0	59,329.8	100.0	54,254.7	100.0
Other income	—	—	2,312.2	3.9	93.9	0.2
Operating expenses	(45,321.8)	(95.7)	(69,459.3)	(117.1)	(53,455.9)	(98.6)

Profit /(loss) from operations	2,023.5	4.3	(7,817.3)	(13.2)	892.7	1.6
Net financing costs	(321.1)	(0.7)	(330.4)	(0.6)	(177.9)	(0.3)
Investment income	222.8	0.5	131.8	0.2	770.7	1.4
Share of profit of associates and jointly controlled entities	241.3	0.5	1.5	0.0	665.9	1.2

Profit / (loss) before taxation	2,166.5	4.6	(8,014.4)	(13.5)	2,151.4	4.0
Income tax	(511.0)	(1.1)	1,812.7	3.1	(468.3)	(0.9)

Profit /(loss) for the year	1,655.5	3.5	(6,201.7)	(10.4)	1,683.1	3.1

Attributable to:
Equity shareholders of the Company	1,591.0	3.4	(6,238.4)	(10.5)	1,634.1	3.0
Minority interests	64.5	0.1	36.7	0.1	49.0	0.1

Profit /(loss) for the year	1,655.5	3.5	(6,201.7)	(10.4)	1,683.1	3.1

RESULTS OF OPERATIONS

The year ended 31 December 2009 compared to the year ended 31 December 2008.

Net sales

In 2009, net sales of the Group amounted to RMB47.3453 billion, representing a decrease of 20.20% from RMB59.3298 billion of the previous year. In early 2009, the impact of the global financial crisis on the real economy became more apparent and the domestic petrochemical market continued the trend from the end of 2008, with demand falling sharp and prices staying low. Under the action of a package of stimulus policies launched persistently by the State for “boosting domestic demand and sustaining growth”, market demand picked up gradually from the bottom since March and tended to recover in general. The demand for some of the bulk products expanded gradually; the apparent consumption of products continued to rise; the market prices of major petrochemical products increased on a quarter-on-quarter basis. However, overall speaking, the average prices of various kinds of petrochemical products still dropped to a certain extent over the previous year. For the year ended 31 December 2009, the average weighted price (excluding tax) of synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products decreased by 12.66%, 21.74%, 27.32% and 25.14%, respectively, over the previous year.

1. Synthetic fibres

Net sales of synthetic fibre products amounted to RMB2,823.7 million in 2009, representing a 22.89% decrease compared to RMB3,662.0 million in the previous year. The weighted average price of synthetic fibres decreased by 12.66% as compared to the previous year, and the total sales volume of synthetic fibres in 2009 decreased by 11.71% as compared to the corresponding period of the previous year because the sales volumes of major synthetic fibre products decreased by varying extent in 2009 as a result of the global financial crisis. With the recovery of the textile market in the second half of 2009, market demand for synthetic fibre has picked up. The market price of acrylic fibre, the principal product of synthetic fibre, was close to a historic high in the fourth quarter of 2009.

Net sales of synthetic fibre products accounted for 6.00% of the Group’s total net sales in 2009, representing a decrease of 0.20 percentage points as compared to the corresponding period of the previous year.

2. Resins and plastics

Net sales of resins and plastics amounted to RMB12,263.6 million in 2009, representing a decrease of 17.42% compared to RMB14,850.3 million in 2008. The weighted average price of resins and plastics in 2009 decreased by 21.74% compared to the previous year and sales volume in 2009 increased by 5.52% as compared to the previous year. Among the Group’s resins and plastics products, the average sales price of polyester pellet for 2009 decreased by 16.60% and sales volume increased by 4.76% as compared to 2008; the average sales price of polypropylene decreased by 21.89% and sales volume increased by 4.66% as compared to the previous year. The sales of polyester pellet and polypropylene accounted for 26.25% and 29.09% of the total sales of resins and plastics respectively. With the implementation of the State’s RMB4 trillion investment plan, market demand for resins and plastics has maintained stable growth as compared to the previous year.

Net sales of resins and plastics accounted for 25.90% of the Group’s total net sales in 2009, representing an increase of 0.90 percentage points as compared to the previous year.

3. Intermediate petrochemical products

Net sales of intermediate petrochemical products amounted to RMB8,421.0 million in 2009, representing a decrease of 18.02% as compared to RMB10,271.8 million in 2008, with the weighted average price of intermediate petrochemical products decreased by 27.32% as compared to the previous year while sales volume increased by 12.79% as compared to the previous year. Among the intermediate petrochemical products, weighted average prices of purified petroleum benzine and ethylene oxide decreased by 34.28% and 37.71% as compared to the previous year, respectively. The sales of purified petroleum benzine and ethylene oxide accounted for 14.65% and 12.87% of the total sales of intermediate petrochemical products, respectively.

Net sales of intermediate petrochemical accounted for 17.80% of the Group’s total net sales in 2009, representing an increase of 0.50 percentage points as compared to the previous year.

4. Petroleum products

Net sales of petroleum products amounted to RMB18,917.9 million in 2009, representing a decrease of 31.34% as compared to RMB27,552.9 million in the previous year, with the weighted average product prices decreased by 25.14% as compared to 2008 while sales volume decreased by 8.28% as compared to the previous year. Due to the impact of the global financial crisis, the market demand for diesel decreased as compared to the previous year which led to a decrease of 19.06% in the Group’s sales volume of diesel. Diesel is mainly used for the transportation industry. According to statistics, the business volume of the transportation industry in 2009 declined by approximately 20% over the previous year.

Net sales of petroleum products accounted for 39.90% of the Group’s total net sales in 2009, representing a decrease of 6.50 percentage points as compared to the previous year.

5. Other activities

The net sales of other activities amounted to RMB4,919.1 million in 2009, representing an increase of 64.36% as compared to RMB2,992.8 million in the previous year. Such increase in the net sales was mainly attributed to a significant increase in the Group’s trading volume of petrochemical products as compared to the previous year.

Operating Expenses

The Group’s operating expenses comprise cost of sales, selling and administrative expenses, other operating expenses and other operating income.

Operating expenses of the Group decreased substantially by 34.75% to RMB45,321.8 million in 2009 as compared to RMB69,459.3 million in 2008. The operating expenses of synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products amounted to RMB2,812.3 million, RMB11,419.3 million, RMB8,230.2 million and RMB18,113.0 million, respectively, representing decreases of 47.07%, 32.93%, 20.21% and 46.43%, respectively, as compared to 2008. The operating expenses of other activities amounted to RMB4,747.0 million, representing an increase of 58.59% as compared to the previous year.

1. Synthetic fibres

The operating expenses of synthetic fibres decreased by RMB2,501.2 million as compared to the previous year, primarily due to a decrease in the unit price of raw materials for producing synthetic fibres.

2. Resins and plastics

The operating expenses of resins and plastics decreased by RMB5,607.7 million as compared to the previous year, primarily due to decreased unit costs for raw materials such as ethylene and propylene.

3. Intermediate petrochemical products

The operating expenses of intermediate petrochemical products decreased by RMB2,084.3 million as compared to the previous year, which was mainly attributable to the corresponding decreases in costs and expenses of intermediate petrochemical products resulting from the decrease in unit cost of intermediate petrochemical products following the decrease in average unit cost of crude oil during the year.

4. Petroleum products

The operating expenses of petroleum products decreased by RMB15,698.0 million as compared to the previous year, primarily due to the decrease in crude oil prices (which was the major production raw material of the Group) which directly led to a decrease in the operating expenses of petroleum products.

5. Other activities

The operating expenses of other activities increased by RMB1,753.7 million as compared to 2008, which was primarily attributable to increased cost of petrochemical products resulting from a significant increase in external sales volume of petrochemical products.

— Cost of sales

Cost of sales of the Group amounted to RMB45,010.2 million in 2009, representing a significant decrease of 34.35% compared to RMB68,556.4 million in 2008. Cost of sales accounted for 95.07% of the net sales for 2009, primarily due to significant decrease in crude oil prices in 2009 which was the Group’s major raw material.

1. Crude Oil

In 2009, the Group processed 8,757,800 tons of crude oil (no imported crude oil was processed on a sub-contracting basis during the year), representing a decrease of 480,500 tons as compared to 9,238,300 tons in the previous year. The volumes of imported crude oil and domestic offshore crude oil processed by the Group were 8,076,900 tons and 680,900 tons, respectively.

The total cost of crude oil processed by the Group in 2009 amounted to RMB26,450.0 million, representing a significant decrease of 46.02% as compared to RMB48,997.0 million in the previous year and accounting for 58.76% of the total cost of sales. The weighted average cost of crude oil for the Group was RMB3,020.15 per ton, representing a significant decrease of 43.06% as compared to the previous year. The average processed costs of imported crude oil and offshore crude oil were RMB3,053.40 per ton and RMB2,625.79 per ton, respectively. As the domestic offshore crude oil was primarily purchased in the first half of the year, the average processed costs were relatively low.

2. Other expenses

The Group’s expenses for other ancillary materials were RMB7,725.0 million in 2009, representing a decrease of 22.59% as compared to RMB9,978.8 million in the previous year, due to the fall in the cost of ancillary materials as a result of the decrease in the crude oil price.

— Selling and administrative expenses

In 2009, selling and administrative expenses of the Group amounted to RMB450.4 million, representing a decrease of 3.76% as compared to RMB468.0 million in the previous year, mainly due to the decrease in the sales volume of the Group during the Reporting Period which led to the reduction in sale freight and decline in sales agency fees in the daily (continuing) connected transactions.

— Other operating income

The Group’s other operating income amounted to RMB277.2 million in 2009, an increase of 90.91% compared to RMB145.2 million in the previous year, which was primarily due to an income of RMB92.0 million generated from a disposal of intangible assets and an increase in income from other investments during the Reporting Period.

— Other operating expenses

The Group’s other operating expenses decreased from RMB580.0 million in the previous year to RMB138.3 million in 2009, representing a decrease of 76.16%, which was primarily due to a decrease of RMB342.5 million in the Group’s provision made for impairments of fixed assets during the Reporting Period as compared to the previous year. In addition, the Group’s employee reduction expenses during the Reporting Period decreased by RMB77.3 million as compared to the previous year.

Profit /(loss) from operations

The Group’s operating profit amounted to RMB2,023.5 million in 2009, representing a significant increase of RMB9,840.8 million as compared to an operating loss of RMB7,817.3 million in the previous year, which was primarily due to a significant increase in the Group’s operating efficiency during the Reporting Period.

Net financing costs

The Group’s net financing costs were RMB321.1 million in 2009, representing a decrease of 2.81% as compared to RMB330.4 million in pervious year. No material fluctuation was noted.

Investment income

The Group’s investment income was RMB222.8 million in 2009, mainly due to income from the disposal of available-for-sale securities transferred from equity.

Profit / (loss) before taxation

The Group’s profit before tax was RMB2,166.5 million in 2009, representing a substantial increase of RMB10,180.9 million as compared to loss before tax of RMB8,014.4 million in the previous year.

Income tax

The Group’s income tax expense was RMB511.0 million in 2009, while income tax benefit of RMB1,812.7 million was booked in 2008 mainly arisen from the deferred tax assets recognised in respect of tax losses carry forward. The main reason for the change was that the Group achieved profits during the Reporting Period and realized the corresponding deferred tax assets in respect of tax losses carried forward and provision for inventories.

In accordance with the PRC Income Tax Law (as amended) which took effect from 1 January 2008, the income tax rate of the Group in 2009 was 25% (2008: 25%).

Profit / (loss) for the year

The Group’s profit for the year was RMB1,655.5 million in 2009, representing an increase of RMB7,857.2 million as compared to loss after tax of RMB6,201.7 million in 2008.

B. Analysis of the Company’s principal operations and performance (prepared under the China Accounting Standards for Business Enterprises)

1. Principal operations by segment or product

By segment or product	Operating income	Operating cost	Gross profit margin	Increase/ decrease of Operating income compared to last year	Increase/ decrease of operating cost compared to last year	Increase/ decrease of gross profit margin compared to last year
	(RMB’000)	(RMB’000)	(%)	(%)	(%)
Synthetic fibres	2,860,851	2,512,658	12.17	-22.06	-43.20	Increase 32.69 percentage points
Resins and plastics	12,407,738	10,398,491	16.19	-16.62	-35.01	Increase 23.71 percentage points
Intermediate petrochemicals	8,511,347	7,786,706	8.51	-17.34	-18.65	Increase 1.48 percentage points
Petroleum products	22,936,392	17,465,295	23.85	-19.16	-47.01	Increase 40.02 percentage points
Others	5,006,399	4,502,180	10.07	61.95	60.88	Decrease 0.60 percentage points
Including: connected transactions*	27,165,623	22,714,874	16.38	-9.17	-33.47	Increase 30.54 percentage points

*	For details of necessity, continuity and price-setting principles of connected transactions, please refer to the section headed “Connected transactions in relation to routine operations” under “Major Events” in the full text of the 2009 annual report of the Company.

2 Principal operations by geographical location

Unit: RMB’000

Geographical location	Operating income	Increase/decrease of operating income compared to the previous year (%)
Eastern China	47,996,807	92.80
Other regions in China	3,578,392	6.92
Exports	147,528	0.28

C. Liquidity and Capital Resources

The Group’s primary sources of capital are operating cash flows and loans from unaffiliated banks. The Group’s primary uses of capital are costs of goods sold, other operating expenses and capital expenditures.

Capital Sources

Net cash inflows from operating activities (prepared under IFRS)

The Group’s net cash inflows from operating activities amounted to RMB3,346.9 million in 2009, representing an increase in cash inflows of RMB7,333.4 million as compared to net cash outflows of RMB3,986.5 million in the previous year. Due to the significant decrease in the Group’s crude oil costs during the Reporting Period, net cash inflows from profit before tax (net of depreciation) amounted to RMB3,815.3 million in 2009, representing an increase of RMB10,197.8 million of cash inflows compared to net cash outflows of RMB6,382.5 million in the previous year. Increased inventories balance at the end of the year 2009 led to an increase in cash outflows of RMB2,391.6 million in 2009 (as compared to a decrease in cash outflows of RMB705.6 million during the previous year). Changes in the year-end balances of accounts payable, other payable and bills payable led to a decrease in cash outflows of RMB994.0 million in 2009 (as compared to an increase in cash outflows of RMB786.9 million during the previous year). Decreases in the year-end balances of debtors, bills receivable and deposits led to an increase in cash inflows of RMB202.9 million in 2009 (as compared to an increase in cash inflows of RMB1,122.0 million during the previous year as a result of a decrease in such year-end balances).

Cash flow breakdowns of the Group during the Reporting Period (prepared under the China Accounting Standards for Business Enterprises)

	2009	2008
	RMB’000	RMB’000
Net cash inflow / (outflow) from operating activities	3,703,542	(3,407,885)
Net cash (outflow) / inflow from investing activities	(2,175,372)	(707,480)
Net cash (outflow) / inflow from financing activities	(2,029,936)	3,850,637

Borrowings

The total borrowing of the Group at the end of 2009 amounted to RMB8,078.9 million, representing a decrease of RMB1,722.8 million from the end of the previous year, of which short-term debts decreased by RMB1,598.0 million, and long-term debts decreased by RMB124.8 million.

The Group managed to maintain its asset-liability ratio at a safe level by enhancing controls over both liabilities (including borrowings) and financing risks. The Group generally does not experience any seasonality in borrowings. However, due to the nature of the capital expenditures plan, long-term bank loans can be arranged in advance of expenditures while short-term borrowings are used to meet operational needs. The terms of the Group’s existing borrowings do not restrict its ability to pay dividends on its shares.

Liability - to - asset ratio (prepared under IFRS)

As at the 31 December 2009, the Group’s liability-to-asset ratio was 48.85% (2008: 50.02%). The ratio is calculated using this formula: total liabilities/total assets.

D. Research and Development, Patents and Licenses

The Group comprises a number of technology development units, including the Petrochemical Research Institute, the Plastics Research Institute, the Polyester Fibre Research Institute, the Acrylic Fibre Research Institute and the Environmental Protection Research Institute. These units are charged with various research and development tasks with respect to new technology, new products, new production processes and equipment and environmental protection. The Group’s research and development expenditures for the years ended 2007, 2008 and 2009 were RMB53.5 million, RMB47.3 million and RMB40.3 million, respectively, representing approximately 0.1% of the total sales for those years.

The Group was not, in any material aspect, dependent on any patents, licenses, industrial, commercial or financial contracts, or new production processes.

E. Off-Balance Sheet Arrangements

Please refer to the section 7.3 “Guarantees” and note 32 to the financial statements under IFRS of the full text of 2009 annual report for details of the Group’s external guarantee and capital commitments.

F. Contractual obligations

The following table sets forth the Group’s obligations to repay loan principal in future as at 31 December 2009:

		As at 31 December 2009 Payment due by period
	Total	Less than 1 year	1-3 years	4-5 years
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
Contractual obligations
Short-term loan	7,700,398	7,700,398	—	—
Long-term loan	378,533	74,275	104,258	200,000

Total contractual obligations	8,078,931	7,774,673	104,258	200,000

G. Description of substantial changes in the Company’s major financial data during the Reporting Period as compared to the previous year (prepared under the China Accounting Standards for Business Enterprises)

(Details of reporting items with annual changes of 30% or more and occupying 5% or more of the Group’s total assets at the reporting date or 10% or more of the total profit for the Reporting Period, together with reasons for the changes)

Unit: RMB’000

Item	For the years ended 31 December		Increase/ (decrease) amount	Change (%)	Reason for change
	2009	2008
Operating profit /(loss)	2,057,894	(10,364,673)	12,422,567	—	Crude oil purchase prices decreased significantly in 2009.
Profit /(loss) before income tax	2,136,251	(8,022,281)	10,158,532	—	As same as above.
Net profit /(loss) for the year	1,626,076	(6,208,695)	7,834,771	—	As same as above.
Net profit /(loss) attributable to equity shareholders of the Company	1,561,605	(6,245,412)	7,807,017	—	As same as above.
Operating costs	42,665,330	65,753,651	(23,088,321)	(35.11)	As same as above.
Business taxes and surcharges	4,312,665	897,088	3,415,577	380.74	In 2009, the State implemented a tax reform for petroleum products, raising the consumption tax of petroleum products.
Impairment loss	154,836	1,180,198	(1,025,362)	(86.88)	In 2009, the provision of impairment loss for crude oil and products was relatively lower.
Investment income	526,397	132,985	393,412	295.83	Investment income from associates based on equity accounting increased.
Non-operating income	150,156	2,373,986	(2,223,830)	(93.67)	No relevant subsidy income from petroleum products was received in 2009.
Income tax	510,175	(1,813,586)	2,323,761	—	Operating results grew substantially.

Unit: RMB’000

Item	As at 31 December 2009	As at 31 December 2008	Change		Reason for change
			Amount	%
Inventory	6,883,834	4,492,215	2,391,619	53.24	The volume of crude oil purchased in the fourth quarter of 2009 increased; change in the accounting method for crude oil was in transit; and international oil prices rose year-on-year at the end of the period.

H. Analysis of the Reporting Period’s performance and results of the companies in which the Company has controlling interests or investment interests

As at 31 December 2009, the Company had more than 50% equity interests in the following principal subsidiaries:

Company	Place of registration	Principal Activities	Place for principal activities	Class of legal person shares	Percentage of the equity held by the company (%)	Percentage of the equity held by subsidiaries (%)	Registered Capital (‘000)		Net Profit/ (loss) for 2009 (RMB’000)
Shanghai Petrochemical Investment Development Company Limited	China	Investment management	China	Limited company	100	—	RMB	800,000	159,363
China Jinshan Associated Trading Corporation	China	Import and export of petrochemical products and equipment	China	Limited company	67.33	—	RMB	25,000	24,125
Shanghai Jinchang Engineering Plastics Company Limited	China	Production of polypropylene compound products	China	Limited company	—	50.38	US$	4,750	5,818
Shanghai Golden Phillips Petrochemical Company Limited	China	Production of polypropylene products	China	Limited company	—	60	US$	50,000	138,262
Zhejiang Jin Yong Acrylic Fibre Company Limited	China	Production of acrylic fibre products	China	Limited company	75	—	RMB	250,000	(197,738)
Shanghai Golden Conti Petrochemical Company Limited	China	Production of Petrochemical products	China	Limited company	—	100	RMB	545,776	5,024

None of the subsidiaries has issued any debt securities.

The Group’s equity interests in its associates comprised an equity interest of 38.26%, amounting to RMB802.4 million, in Shanghai Chemical Industry Park Development Co., Ltd., a company set up in the PRC; and an equity interest of 20%, amounting to RMB1,548.7 million, in Shanghai Secco Petrochemical Company Limited, a company set up in the PRC. The principal business of Shanghai Chemical Industry Park Development Co., Ltd. consists of planning, developing and operating the Chemical Industry Park in Shanghai, while the principal business of Shanghai Secco Petrochemical Company Limited is the production and distribution of petrochemicals.

In 2009, the controlling subsidiaries which have more than 10% effect on the net profit/(loss) of the Group were Shanghai Petrochemical Investment Development Company Limited and Zhejiang Jin Yong Acrylic Fiber Company Limited.

I. Major suppliers and customers

The Group’s top five suppliers in 2009 were China International United Petroleum & Chemical Co., Ltd., Sinopec Corp, Sinochem Petroleum Company, China National Offshore Oil Corporation and Shanghai Secco Petrochemical Company Limited. Total costs of purchases from these suppliers accounted for 80% of the total cost of purchases by the Group during the year, amounting to RMB31,396.0 million. The cost of purchases from the largest supplier amounted to RMB17,379.2 million, representing 44% of the total cost of purchases by the Group during the year.

The Group’s top five customers during 2009 were Sinopec Huadong Sales Company, Sinopec Corp, Shanghai Secco Petrochemical Company Limited, Shanghai Yali Industry Development Co. Ltd. and Beijing Xinshan Petrochemical Co. Ltd. The total sales derived from these customers amounted to RMB26,912.4 million, representing 52% of the Group’s total turnover during the year. The sales derived from the largest customer amounted to RMB20,313.0 million, representing 39% of the turnover during the year.

To the knowledge of the Board, in relation to the above supplies and customers, none of the Directors (or their associates) or shareholders of the Company had any interest in Sinochem International Company, China National Offshore Oil Corporation, Shanghai Yali Industry Development Co. Ltd. and Beijing Xinshan Petrochemical Co. Ltd. Sinopec Corp is the controlling shareholder of the Company. China International United Petroleum & Chemical Co. Ltd and Huadong Branch of Sinopec Sales Company Limited are subsidiaries of Sinopec Corp, the controlling shareholder of the Company. The Company owns an equity interest of 20% in Shanghai Secco Petrochemical Company Limited.

J. Others

Employees

As at 31 December 2009, the Group had 17,131 employees in total. Among them, there were 9,396 production staff, 6,381 sales representatives, financial personnel and other personnel and 1,354 administrative staff. There were 34.96% of the employees who had tertiary qualifications or above. The Group is responsible for the retirement insurance for 13,054 people.

Purchase, Sale and Investment

Save and except as disclosed in this report, there was no material purchase or sale of our subsidiaries or associates or any other material investments during 2009.

Pledge of Assets

As at 31 December 2009, no fixed asset was pledged by the Group (31 December 2008: RMB nil).

K. Items related to fair value measurement

Unit: RMB’000

Item (1)	Amount at the beginning of the Reporting Period (2)		Gains or losses arising from changes in fair value for the Reporting Period (3)	Cumulative Gains or losses previously reported in equity (4)	Impairment made for the Reporting Period (5)	Amount at the end of the Reporting Period (6)
Financial assets
Including:
1. Financial assets at fair value through profit or loss
Including: Derivative financial assets—forward exchange contracts	97,644	Note 1	(10,423)	—	—	—
2. Available-for-sale financial assets—shares	123,918		—	(82,903)	—	—
3. Available-for-sale financial assets—other current assets	—		—	—	—	700,000

Subtotal of financial assets	221,562		(10,423)	(82,903)	—	700,000

Note 1:	Such derivative financial asset is the foreign currency forward contract, and was payable and settled upon the maturity of the contract within 2009.

L. Status of holding foreign currency financial assets and financial liabilities

Apart from the “financial assets at fair value through profit or loss—derivative financial assets” listed in the above table of “Items related to fair value measurement”, as at 31 December 2009, the Group also held foreign currency denominated bank deposits and borrowings, equivalent to RMB13,130,000 and RMB6,049,833,000, respectively.

M. Company’s Outlook on Future Developments (Business Prospectus)

1. Industry’s trends and competition posed to the Company

In 2010, the global economy will be in the stage of a moderate, slow-growth recovery, but the foundation of such recovery is not strong and there may be instabilities. Under some favorable conditions such as an improved global economic environment, the continuity and stability of the State’s macro-economic policies, and the ongoing implementation of the State’s proactive fiscal policies and the moderately relaxed monetary policies, the Chinese economy will continue to maintain stable and relatively fast growth at a rate expected to be slightly higher than that in 2009, although it is also faced with various hardships and challenges.

In 2010, the demand for petroleum will resume growth as the world economy begins to recover. The general level of international crude oil prices is anticipated to be higher than that in 2009, considering altogether some factors such as capacity surplus, U.S. dollar trends, OPEC’s output policies, geopolitical risks, speculations, inflationary pressures and climate changes. The global petrochemical industry will continue to encounter sluggish growth. As newly added production capacity is being gradually released, it is fundamentally difficult to change the situation where the global capacity is excessive and the rate of operation is low. However, the overall situation could be better than that in 2009. Against the backdrop of having a steady and relatively rapid economic development in China, the domestic petroleum and petrochemical industry will maintain a recovery trend under a severe development environment. With respect to the favorable aspects, the policies for boosting domestic demand and stabilizing overseas demand are gradually becoming more effective as the overall macroeconomic situation remains positive. This will stimulate continued growth in market demand for domestic petroleum and petrochemical products. With respect to the unfavorable aspects, the upward trend of international crude oil prices has remained unchanged; newly added production capacity for global oil refining and ethylene may be released at the same time, in which case overcapacity will become more acute and competition will escalate as a whole; the China market will become a competition arena for major multinationals, coupled with the influx of a huge amount of imported products; international trade protectionism will intensify, complicated by increasing foreign trade conflicts; and there will be increasingly more constraints against growth due to long-standing contradictions such as those on resources, environmental protection and carbon emissions reduction.

2. New business plans for 2010

In 2010, the Group will, in line with the changes in the external economic environment, continue to actively capitalize on market opportunities and take “learning from the advanced, strengthening management, expediting the development and boosting staff cohesiveness” as the main theme to further improve its work on HSE (Health, Safety and Environment) and increase the total physical volume of products. It will strengthen internal management and optimize resources allocation; devote dedicated efforts to project construction to maintain sustainable development; push forward team-building to improve human resources development; and strive to bring production operations, reform and development as well as harmony and stability to a new level again.

To achieve these business objectives in 2010, the Group intends to adopt the following major initiatives:

(1)	Strengthening HSE, energy conservation and emissions reduction work on an ongoing basis and improving the identification of the source as well as control and prevention of potential risks.

The Group will devote efforts to production safety, environmental protection, occupational health energy conservation and emissions reduction just as it did in the past, striving to comply with the requirements for the development of a low-carbon economy, green economy and recycling economy. It will continue to implement the HSE accountability system for all staff to ensure the responsibilities for safety and environmental protection will cover all aspects; strengthen safety monitoring in key areas, segments and parts by stepping up the desulfurization of flue gas and the treatment of foul odor and wastewater and by conducting ongoing investigation as well as control and prevention of potential risks; and further push forward energy conservation and emissions reduction work by implementing various initiatives in full scale such as emissions reduction in production operations, engineering, structural and management projects.

(2)	Maintaining the operation of production plants for a long cycle and at full capacity with all efforts, and striving to increase the total physical volume of products

The Group will endeavor to improve the operation level of main production plants, striving to set record highs in terms of crude oil processing volume and total physical volume of products. It will continue to reinforce the management and optimization of production operations by reducing non-scheduled shut-downs and improving the overall efficiency of system operation; commit more efforts to resolve the “bottleneck” issue that constrains the long-term operation of production plants by further improving the operating rates, load rates as well as technical and economic indicators of the plants; and fully launch the workers’ contest of “Achieving Record High Output” which is aimed at encouraging staff to move towards an advanced production level.

(3)	Implementing sophisticated management in all aspects to further enhance corporate management

The Group will step up a sophisticated management and use it as a basic tool to cope with challenges, and increase profitability by system optimization, unleashing of potential, enhancement of efficiency and reduction of costs and expenses. It will continue to commit dedicated efforts to the procurement and processing of crude oil and major intermediate petrochemical materials, and to the improvement of production methods, product mix and operation of public utility systems to effectively control production costs. It will further improve budget management and strengthen the formulation, implementation, monitoring, analysis and attainment assessment of budget; and incorporate various management tasks into the management system which is based on the internal control system as the core, so as to fully implement the internal control system among all staff within the Company.

(4)	Continuing to devote efforts to corporate development by persistently pushing forward technological improvements and computerization work

The Group will conscientiously accomplish the preliminary work on the Phase 6 Project which mainly focuses on the refinery renovation project, adhering to the development direction of placing equal emphasis on low cost and differentiation as well as scale and streamlining, and to the development idea of putting emphasis on low cost and scale in upstream operations as well as high added value and differentiation in downstream operations. It will push forward environmentally-friendly and resource-saving projects as soon as possible to further improve the overall utilization of resources and the rate of return on assets. With respect to technological improvement and computerization, the Group will continue to devote efforts to the development of practical technologies, application of new technologies and research and development of high value-added products, and play an active role in developing sophisticated petrochemical technologies and products in the extended downstream sector, so as to provide technical assurance for speeding up the adjustment of product mix, increasing the standards of energy conservation and consumption reduction and promoting subsequent development of the Company. It will continue to further the application of the computerization project and steadily push forward a computerized management system.

(5)	Further enhancing management system and mechanism, continuing to improve organizational performance

The Group will continue to actively and steadily push forward various internal reform programs to adjust and improve the management system and mechanism. It will basically achieve professional centralized management at the corporate level, and will rationalize the professional operating mechanism under the centralized management system. It will further strengthen and improve performance evaluation; improve the performance evaluation system that is primarily based on an evaluation of annual objectives and supplemented by a process evaluation, and improve the “three tier” evaluation and assessment method as well as the incentive and check-and-balance mechanism. It will further strengthen the management and assessment of foreign investment operations, and vigorously push forward the establishment and development of foreign-invested enterprises. It will continue to carry out good tracking management of reformed enterprises to facilitate their steady and sound development.

(6)	Continuing to devote efforts to staff team building and proactively maintaining a harmonious and stable corporate atmosphere

The Group will continue to reinforce the building of the operation management team, the professional technical team and the skills operation team; improve the mechanism for the selection, nurturing, utilization and retention of talents and fully mobilize the enthusiasm and creativity of staff of all levels; continue to further push forward various tasks for the cultivation of corporate culture, striving to create a united, aggressive, positive and harmonious atmosphere. It will continue to satisfy, safeguard and extend the fundamental interests of staff and strengthen the staff´s cohesiveness and sense of belonging; and make every effort to complete the Group’s public security work during the Shanghai World Expo 2010 to ensure the security and stability of the Group.

3. The risks to which the Company may be exposed in its future development

(1)	The cyclical characteristics of the petroleum and petrochemical industries as well as the volatility in the prices of crude oil and refinery products may have an adverse impact on the Group’s operation.

A large part of the Group’s revenue is derived from the sale of refined oil and petrochemical products. Historically, such products have been cyclical in nature and relatively sensitive towards changes in the macro economy as well as regional and global economic conditions, changes in productivity and output, changes in the prices and supply of raw materials, changes in consumer demand and changes in the prices and supply of substitutes. These factors have a major impact, from time to time, on the prices of the Group’s products available in the regional and global markets. Given the reduction of tariffs and other import restrictions as well as China’s relaxed control over the distribution and pricing of products, many of the Group’s products will be subject to the increasing impact of the petrochemical cycle of the regional and global markets. In addition, the prices of crude oil and petrochemical products will remain volatile and uncertain. Increased crude oil prices and decreased petrochemical products prices are likely to have an adverse impact on the Group’s business, operating results and financial condition.

(2)	The Group may be exposed to risks associated with the procurement of imported crude oil and may not be able to pass on all increased costs due to rising crude oil prices.

At present, a significant amount of crude oil is being consumed by the Group for the production of petrochemical products. More than 90% of the crude oil required has to be imported. In recent years, crude oil prices have been fluctuating significantly due to a number of factors, and the Group cannot rule out the possibility that a number of major unexpected events may cause a suspension in crude oil supply. Although the Group attempted to mitigate the effect of increased costs due to rising crude oil prices by passing on the increased costs to the Group’s customers, the Group’s ability to pass on the increased costs to its customers is subject to market conditions and the State’s control. Since there is a time lag between the rise in crude oil prices and the rise in petrochemical products prices, increased costs cannot be totally offset by increasing the sales prices of the Group’s products. In addition, the State also imposes stringent control over the distribution of many petroleum products within China. For instance, some of the Group’s petroleum products are required to be sold to designated customers (such as the subsidiaries of Sinopec Corp.). Hence, when crude oil prices are high, the increases in these prices cannot be totally offset by the increases in the sales prices of the Group’s petroleum products. This has created, and will continue to create, a major adverse impact on the Group’s financial condition, operating results or cash flow.

(3)	Substantial capital expenditures and financing requirements are needed for the Group’s development plans, presenting a number of risks and uncertainties.

The petrochemical industry is a capital-intensive industry. The Group’s capability to maintain and increase income, net income and cash flows has a bearing upon ongoing capital expenditures. The Group’s capital expenditures amounted to approximately RMB2,120.3 million in 2009 (2008: RMB1,511.1 million), which were met by financing activities and part of the Group’s internal funds. The Group’s real capital expenditures may vary significantly due to the Group’s capability to generate sufficient cash flow from operations, investments and other factors that are beyond the control of the Group. Besides, there is no assurance as to whether the Group’s capital projects will be completed or, if completed, at what costs, or whether success will be made as a result of the completion of such projects.

The Group’s capability to secure external financing in the future is subject to a number of uncertainties which include the Company’s operating results, financial condition and cash flow in future; China’s economic conditions and the market conditions for the Group’s products; financing costs and conditions of the financial market; and grant of government approval documents, other risks associated with the development of infrastructure projects in China and so forth. The Group’s failure to secure sufficient financing required for its operations or development plans may have an adverse impact on the Group’s business, operating results and financial condition.

(4)	The Group may be exposed to intensifying competition.

In 2010, China’s petrochemical market will remain at the peak of production capacity. The commencement of production of new plants at the same time will create surplus capacity which will result in a structured oversupply of refined oil and some petrochemical products. The Group believes this will have a substantial impact on the production and sale of its major products. Besides, Chinese private enterprises have gradually overcome technological and funding barriers and extended from the downstream processing sector to the upstream petrochemical field. The Group believes these enterprises will, by adopting a low-cost approach and a flexible mechanism, compete with the Group in the markets relating to our products. Intensifying competition may have a material adverse impact on the Group’s financial condition and operating results.

(5)	The Group’s business operations may be affected by existing or future environmental protection regulations.

The Group is governed by a number of environmental protection laws and regulations in China. Wastes (waste water, waste gas and waste residue) are generated during the Group’s production operations. Currently the Group’s operations are in full compliance with the requirements of all applicable Chinese environmental protection laws and regulations. However, the Chinese Government has already enforced and may further enforce stricter environmental standards, and the Group cannot assure that the State or local governments will not enact more regulations or enforce certain regulations more strictly which may cause the Group to incur additional expenses on environmental protection measures.

(6)	The Group will be subjected to the impact of competition and imported products from foreign players over a long period.

As a member state of the Word Trade Organization, China has undertaken to lift or reduce certain tariffs and non-tariff barriers imposed on foreign players in the Chinese domestic petrochemical market, and such barriers were used to benefit us. In particular, China has significantly reduced the tariff rates of imported petrochemical products which are in competition with the Group’s products, and enforced some initiatives such as allowing greater participation by foreign companies in investing in China’s domestic petrochemical industry; allowing foreign investors to hold 100% equity interest in petrochemical companies in China; and a gradual relaxation of restrictions on the import of crude oil by non-state-owned companies. As a result, the Group will face competition and foreign imports for a long period of time. In 2010, the impact of the global financial crisis will continue and the demand from the global market has yet to recover. Many overseas petrochemical corporations, in particular from neighboring countries such as Japan and South Korea and from the Middle East, have switched their target markets to China by exporting a huge amount of products to China which, the Group believes, will further intensify the competition in the Chinese domestic petrochemical market.

(7)	Changes in the monetary policy and fluctuations in the value of Renminbi may have an adverse impact on the Group’s business and operating results.

The exchange rate of the Renminbi against the US dollar and other foreign currencies may fluctuate and is subject to alterations due to changes in the Chinese political and economic scenes. On 21 July 2005, the PRC Government significantly changed its policy of pegging the value of the Renminbi to the US dollar by permitting the Renminbi to fluctuate within a certain band against a basket of certain foreign currencies. Since the adoption of this new policy, the value of the Renminbi against the US dollar has fluctuated daily. In addition, the Chinese Government will further push forward the reform on the Renminbi exchange rate mechanism, and as a result may further change its currency policy. A small portion of our cash and cash equivalents is denominated in foreign currencies, including the US dollar. Any increase in the value of Renminbi against other currencies, including the US dollar, may decrease the Renminbi value of our cash and cash equivalents that are denominated in foreign currencies. On the other hand, most of our revenues are denominated in Renminbi, but a major part of our procurement of crude oil, certain equipment and certain debt repayments are denominated in foreign currencies. Any devaluation of Renminbi in the future will increase our costs and jeopardize our profitability. Any devaluation of Renminbi may also have an adverse impact on the value of dividends payable in foreign currencies by the Group for H shares and American Depository Shares.

(8)	Connected transactions may have an adverse impact on the Group’s business and business efficiency.

The Group will, from time to time, continue to conduct transactions with Sinopec Corp., the controlling shareholder of the Group; Sinopec, the controlling shareholder of Sinopec Corp.; as well as various subsidiaries or associates thereof, while these connected parties provide the Group with various services which include, inter alia, sales and market development as well as education and community services. The connected transactions and services conducted by the Group with these companies are carried out under normal commercial terms and terms of relevant agreements. However, if Sinopec Corp. refuses to conduct such transactions or revise the agreements between the Group and itself in a manner unfavorable to the Group, the Group’s business and business efficiency will be subject to an adverse impact. Besides, Sinopec Corp. has an interest in certain sectors that are directly or indirectly competing with or may be competing with the Group’s business. Since Sinopec Corp. is the controlling shareholder of the Group and its own interest may be in conflict with that of the Group, it may act for its own benefit regardless of the interest of the Group.

(9)	Risks associated with the control by the majority shareholder.

Sinopec Corp., the controlling shareholder of the Company, owns 4,000,000,000 shares of the Company, representing 55.56% of the total number of shares of the Company and assumes an absolute controlling position. Sinopec Corp. may, by taking advantage of its controlling position, exercise influences over the Group’s production operation, funds allocations, appointments or removals of senior staff and so forth, thereby producing an adverse impact on the Group’s production operation as well as minority shareholders’ interests.

(10)	Risks associated with the failure to complete the share reform.

Commissioned by the shareholders of non-tradable shares, the Company initiated a share reform proposal first in October 2006 and subsequently in December 2007, but the two share reform proposals failed to obtain approval by the shareholders of tradable A shares because such shareholders were not satisfied with the share reform proposals. According to the relevant regulations, starting from 8 January 2007, the Shanghai Stock Exchange began to adopt a special arrangement of differentiated system for listed companies that were unable to complete the share reform, under which the range of share price movements for such A shares were unitarily adjusted up or down by 5% each day, with a trading information disclosure system equivalent to that of ST and *ST stocks applied to such stocks. It does not rule out the possibility that the CSRC and the Shanghai Stock Exchange may, depending on market conditions, further arrange differentiated systems in a gradual manner for companies which have not yet completed the share reform. In addition, the CSRC will keep paying special attention to the implementation of share reforms by the listed companies which have not yet implemented share reforms when reviewing any securities-related applications by such listed companies, their substantial shareholders or controlling company of the controlling shareholder. Such regulations may have an adverse impact on the business environment, market image and market financing activities of the Company.

6.2 Principal operations by segment and product

Please refer to section 6.1.

6.3 Principal operations by geographical location

Please refer to section 6.1.

6.4 Projects from non-raised capital

In 2009, the capital expenditure of the Group amounted to RMB2,120.3 million, representing an increase of 40.32 #% as compared to RMB1,511.1 million in 2008. Major projects include the following:

Project	Total project investment RMB million	Project progress as at 31 December 2009
600,000-ton/year PX aromatics complex	2,425.0	Completed
150,000-ton/year C5 segregation plant	262.0	Completed
Natural gas integrated utilization project	195.0	Under construction

Total	2,882.0	—

The Group’s capital expenditure for 2010 is estimated at approximately RMB2,000.0 million.

6.5 Plan for Profit Appropriation or Additions to Statutory Reserves by the Board

In 2009, the net profit of the Company amounted to RMB1,376,180,000 in accordance with the China Accounting Standards for Business Enterprises. The Company appropriated a statutory surplus reserve of RMB35,358,000 from 10% of the net profit after offsetting against the accumulated losses brought forward from prior year. At 31 December 2009, undistributed profits of the Company amounted to RMB318,224,000 in accordance with the China Accounting Standards for Business Enterprises (RMB387,356,000 in accordance with IFRS). The Board of the Company proposed to distribute a dividend of RMB0.30 per 10 shares (including tax), totalling RMB216,000,000 based on the total share capital of RMB7,200 million as at 31 December 2009.

7 MAJOR EVENTS

7.1 Guarantees

Unit: RMB’000

The Group’s External Guarantees (excluding guarantees to subsidiaries)
Amount of guarantees signed during the Reporting Period (excluding guarantees to subsidiaries)	(25,747)
Amount of guarantees at the end of the Reporting Period (A) (excluding guarantees to subsidiaries)	—

Group’s guarantees to subsidiaries
Amount of guarantees to subsidiaries signed by the Company during the Reporting Period	(50,000)
Amount of guarantees to subsidiaries at the end of the Reporting Period(B)	200,000

Total guarantee amount (including guarantees to subsidiaries)
Total guarantee amount (A+B)	200,000
Total guarantee amount as a percentage of net asset value of the Company (%)	1.30

of which:
Amount of guarantee provided for shareholders, the controlling company of the controlling shareholder or the other connected parties(C)	—
Amount of debt guarantee provided for the companies with liabilities to assets ratio of over 70% directly or indirectly(D)	200,000
Total amount of guarantee is over 50% of the net asset(E)	—

Total guarantee amount of the above three items(C+D+E)	200,000

7.2 Major Connected Transactions

7.2.1 Connected transactions in relation to daily operation

Major connected transactions involving purchase of goods and provision of labour services

			Unit: RMB’000

Type of transactions	Related parties	Amount	Percentage of the total amount of this type of transaction (%)
Income from sale of products and services	Sinopec Huadong Sales Company	20,313,011	39.32

	Other related parties	6,852,612	13.27

Purchases	China International United Petroleum & Chemical Co., Ltd.	17,379,243	44.22
	Sinopec Transport and Storage Company	2,812,701	7.16
	Other related parties	4,574,415	11.64

Installation fees	Sinopec and its subsidiaries	165,204	71.10

Transportation costs	Sinopec Transport and Storage Company	29,661	12.12

This includes: an amount of RMB25,591,745,000 for the connected transactions in respect of the sale of products or the provision of labour services to the controlling shareholder and its subsidiaries by the listed company during the Reporting Period.

7.2.2 Connected creditor’s rights and liabilities

						Unit:RMB’000

		Funds provided to connected parties			Funds provided by connected parties to the company
Connected party	Connected relationship	Net transaction	Balance		Net transaction	Balance
Sinopec Corp.	Controlling shareholder	—	—		175,218	175,218
Sinopec and other related parties	Controlling company of the controlling shareholder and other related parties	(5,047)	6,607	*	(37,442)	29,469

Total		(5,047)	6,607		137,776	204,687

During the Reporting Period, the funds the Company had provided to the controlling shareholder and its subsidiaries (RMB)						—
The balance of funds provided by the Company to the controlling shareholder and its subsidiaries (RMB)						—

*	The balance of funds provided by the Group to connected parties at the end of the Reporting Period mainly included unsettled receivables arising from provision of service to the Group’s associates and jointly controlled entities.

7.3 Trust Financial Management

The Company purchased bank financial products bearing floating return rates from PRC domestic banks on 30 December 2009, with an aggregate amount of RMB700,000,000. Such financial products mainly invest in debt and equity securities. On 8 January 2010, the Company redeemed such financial products.

7.4 Other major event and the impact, and analysis of solutions

7.4.1 The Company holds stakes in other listed companies

Unit:RMB’000

Stock code	Abbreviation of securities	Initial investment cost	Percentage of shareholding in that company at the end of the Reporting Period (%)	Book value at the end of the Reporting Period	Gain/(loss) in the Reporting Period	Change in shareholders’ equity of the Reporting Period	Account	Source of shares
600837	HTSEC	11,164	—	—	167,076	(51,869)	Available-for-sale financial assets	Investment
600000	SPDB	1,318	—	—	39,723	(22,265)	Available-for-sale financial assets	Investment
600527	JNGX	898	—	—	16,011	(8,769)	Available-for-sale financial assets	Investment

Total		13,380		—	222,810	(82,903)

7.5 The Company has disclosed the self-assessment report on the internal control and a report of fulfilling corporate social responsibility. For details, please refer to the full text of 2009 annual report.

8 REPORT OF SUPERVISORY COMMITTEE

During the Reporting Period, the Supervisory Committee of the Company continued to refine the check balance system of the Company and promoted and regulated the corporate governance structure in accordance with the relevant laws and regulations including the Company Law and the Corporate Governance Principles for Listed Companies, and the Articles of Association. The Supervisory Committee conscientiously discharged its duties and exercised supervision over the management’s compliance with the relevant laws and regulations including the Company Law and the Code. It also supervised the enforcement of resolutions passed at general meetings and Board meetings, the compliance with decision-making procedures by the Board and the implementation of the internal control system. Meanwhile, it conscientiously conducted inspection on the financial system and the financial position of the Company.

No breach of laws, regulations and the Articles of Association or act that damaged the Company’s or its shareholders’ interests was discovered by the Supervisory Committee as the Directors and Senior Management of the Company discharged their duties with the Company.

The Supervisory Committee was of the view that the financial report of the Company for the year 2009 truthfully reflected the Company’s financial position and operating results. No breach of the financial and accounting system in the Company and its controlling subsidiaries’ operating activities was discovered. The standard unqualified audit report issued by KPMG and KPMG Huazhen is objective and fair.

During the Reporting Period, the Company did not raise any capitals.

During the Reporting Period, no damage on the shareholders’ interests or causing of loss of assets of the Company in the process of disposal of assets was discovered.

During the Reporting Period, the Company’s connected transactions were conducted on normal commercial terms and in accordance with the terms of the relevant agreements. No damage on the interests of the Company and its shareholders was discovered.

§9 FINANCIAL REPORT

9.1 Financial statement prepared under China Accounting Standards for Business Enterprises

9.1.1 Audit Opinion

Financial report	☐unaudited	✓audit
Audit opinion	✓standard unqualified	☐non-standard

9.1.2 Balance sheet

	As at 31 December
	Group		Company
	2009 RMB’000	2008 RMB’000	2009 RMB’000	2008 RMB’000
Assets
Current assets
Cash at bank and on hand	125,917	627,685	101,076	294,786
Financial assets held for trading	—	97,644	—	97,644
Bills receivable	603,701	566,356	542,739	436,056
Accounts receivable	534,948	226,293	432,686	197,522
Prepayments	127,568	66,772	125,419	65,586
Dividends receivable	—	74,000	—	74,000
Other receivables	85,457	111,578	49,270	12,465
Inventories	6,883,834	4,492,215	6,658,450	4,249,254
Other current assets	700,000	248,808	700,000	245,420

Total current assets	9,061,425	6,511,351	8,609,640	5,672,733

Non-current assets
Available-for-sale financial assets	—	123,918	—	111,327
Long-term receivables	100,000	—	—	—
Long-term equity investments	2,969,646	2,941,717	4,035,372	4,231,982
Investment property	479,247	492,690	539,482	554,405
Fixed assets	15,205,731	13,528,185	14,541,119	12,648,909
Construction in progress	363,646	1,854,154	353,637	1,815,344
Intangible assets	557,172	577,479	445,450	459,181
Long-term deferred expenses	212,325	145,553	210,575	141,331
Deferred tax assets	1,509,130	1,932,418	1,508,769	1,935,851

Total non-current assets	21,396,897	21,596,114	21,634,404	21,898,330

Total assets	30,458,322	28,107,465	30,244,044	27,571,063

Liabilities and shareholders’ equity
Current liabilities
Short-term loans	6,700,398	8,838,204	6,424,998	8,683,204
Bills payable	722,271	265,443	878,105	265,364
Accounts payable	3,664,996	2,513,076	3,350,364	2,399,527
Advances from customers	529,282	443,471	513,071	369,723
Employee benefits payable	27,674	23,240	24,118	20,443
Taxes payable	635,930	45,448	627,964	39,062
Interest payable	20,155	18,333	20,155	18,333
Other payables	903,944	660,984	1,518,220	921,185
Short-term debentures payable	1,000,000	—	1,000,000	—
Non-current liabilities due within one year	74,275	534,521	—	450,000

Total current liabilities	14,278,925	13,342,720	14,356,995	13,166,841

Non-current liabilities
Long-term loans	304,258	429,021	450,000	300,000
Other non-current liabilities	234,781	230,000	234,781	230,000

Total non-current liabilities	539,039	659,021	684,781	530,000

Total liabilities	14,817,964	14,001,741	15,041,776	13,696,841

Shareholders’ equity
Share capital	7,200,000	7,200,000	7,200,000	7,200,000
Capital reserve	2,882,278	2,939,181	2,882,278	2,930,412
Surplus reserve	4,801,766	4,766,408	4,801,766	4,766,408
Retained earnings/(accumulated losses)	462,029	-1,064,218	318,224	-1,022,598

Total equity attributable to equity shareholders of the Company	15,346,073	13,841,371	15,202,268	13,874,222
Minority interests	294,285	264,353	—	—

Total equity	15,640,358	14,105,724	15,202,268	13,874,222

Total liabilities and shareholders’ equity	30,458,322	28,107,465	30,244,044	27,571,063

These financial statements have been approved by the Board of Directors of the Company on 26 March 2010.

Rong Guangdao Chairman and President	Du Chongjun Vice chairman and Vice President	Ye Guohua Chief Financial Officer	(Company stamp)

Income statement

	For the years ended 31 December
	Group		Company
	2009 RMB’000	2008 RMB’000	2009 RMB’000	2008 RMB’000
Operating income	51,722,727	60,310,570	44,102,664	55,758,461
Less:Operating costs	42,665,330	65,753,651	35,454,622	61,443,455
Business taxes and surcharges	4,312,665	897,088	4,306,089	886,716
Selling and distribution expenses	410,432	467,987	333,805	380,700
General and administrative expenses	2,326,818	2,178,866	2,114,608	1,885,565
Financial expenses	310,726	428,082	288,508	382,963
Impairment loss	154,836	1,180,198	170,780	1,175,288
Add:(Losses)/gains from changes in fair value	-10,423	97,644	-10,423	97,644
Investment income	526,397	132,985	327,609	97,223
Including: Income/(losses) from investment in associates and jointly controlled enterprises	231,372	-8,508	224,328	-30,759

Operating profit/(loss)	2,057,894	-10,364,673	1,751,438	-10,201,359
Add:Non-operating income	150,156	2,373,986	147,923	2,372,127
Less:Non-operating expenses	71,799	31,594	70,744	27,255
Including: losses from disposal of non-current assets	8,488	4,452	7,833	3,871

Profit/(loss) before income tax	2,136,251	-8,022,281	1,828,617	-7,856,487
Less:Income tax	510,175	-1,813,586	452,437	-1,851,809

Net profit/(loss) for the year	1,626,076	-6,208,695	1,376,180	-6,004,678

Attributable to:
Equity shareholders of the Company	1,561,605	-6,245,412	—	—
Minority shareholders	64,471	36,717	—	—
Earnings per share:
Basic and diluted earnings/(loss) per share	RMB0.217	RMB-0.867	—	—

Other comprehensive loss for the year	-82,903	-264,661	-74,134	-241,211

Total comprehensive income/(loss)	1,543,173	-6,473,356	1,302,046	-6,245,889

Attributable to equity shareholders of the Company	1,478,702	-6,510,073	—	—
Attributable to minority shareholders	64,471	36,717	—	—

These financial statements have been approved by the Board of Directors of the Company on 26 March 2010.

Rong Guangdao Chairman and President	Du Chongjun Vice chairman and Vice President	Ye Guohua Chief Financial Officer	(Company stamp)

Cash flow statement

	For the years ended 31 December
	Group		Company
	2009 RMB’000	2008 RMB’000	2009 RMB’000	2008 RMB’000
Cash flows from operating activities:
Cash received from sale of goods and rendering of services	60,581,191	72,852,016	51,363,653	66,622,192
Refund of taxes	8,435	83,917	—	83,917
Other cash received relating to operating activities	23,680	2,437,118	21,591	2,435,468

Sub-total of cash inflows	60,613,306	75,373,051	51,385,244	69,141,577

Cash paid for goods and services	-50,698,203	-75,037,127	-41,785,107	-69,830,027
Cash paid to and for employees	-1,827,448	-1,949,669	-1,660,564	-1,562,006
Cash paid for all types of taxes	-4,080,188	-1,470,710	-3,968,696	-1,372,816
Other cash paid relating to operating activities	-303,925	-323,430	-278,725	-296,705

Sub-total of cash outflows	-56,909,764	-78,780,936	-47,693,092	-73,061,554

Net cash inflow/(outflow) from operating activities	3,703,542	-3,407,885	3,692,152	-3,919,977

Cash flows from investing activities:
Cash received from disposal of investments	506,144	153,997	375,103	120,001
Cash received from investment income	116,713	546,333	118,690	531,042
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	139,666	51,829	134,752	29,351

Other cash received relating to investing activities	19,405	59,472	14,809	51,088

Sub-total of cash inflows	781,928	811,631	643,354	731,482

Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	-2,120,292	-1,511,072	-2,019,017	-1,491,892
Cash paid for acquisition of investments	-837,008	-8,039	-700,000	—

Sub-total of cash outflows	-2,957,300	-1,519,111	-2,719,017	-1,491,892

Net cash outflow from investing activities	-2,175,372	-707,480	-2,075,663	-760,410

Cash flows from financing activities:
Cash received from issuance of debentures	1,000,000	—	1,000,000	—
Cash received from borrowings	29,211,434	32,528,758	29,062,964	32,375,758

Sub-total of cash inflows	30,211,434	32,528,758	30,062,964	32,375,758

Cash repayments of borrowings	-31,849,620	-27,377,610	-31,535,502	-26,865,477
Cash paid for dividends, profits distribution and interest	-391,750	-1,300,511	-337,659	-1,169,630

Sub-total of cash outflows	-32,241,370	-28,678,121	-31,873,161	-28,035,107

Net cash (outflow)/inflow from financing activities	-2,029,936	3,850,637	-1,810,197	4,340,651

Effect of foreign exchange rate changes on cash and cash equivalents	-2	-752	-2	-11

Net decrease in cash and cash equivalents	-501,768	-265,480	-193,710	-339,747

Add: cash and cash equivalents at the beginning of the year	627,685	893,165	294,786	634,533

Cash and cash equivalents at the end of the year	125,917	627,685	101,076	294,786

These financial statements have been approved by the Board of Directors of the Company on 26 March 2010.

Rong Guangdao Chairman and President	Du Chongjun Vice Chairman and Vice President	Ye Guohua Chief Financial Officer	(Company stamp)

Consolidated statement of changes in shareholders’ equity

For the year ended 31 December 2009

(Expressed in thousands of renminbi yuan)

	2009						2008
	Attributable to shareholders of the Company						Attributable to shareholders of the Company
	Share capital	Capital reserve	Surplus reserve	Retained earnings	Minority interests	Total	Share capital	Capital reserve	Surplus reserve	Retained earnings	Minority interests	Total
Balance at 1 January	7,200,000	2,939,181	4,766,408	(1,064,218)	264,353	14,105,724	7,200,000	3,203,842	4,766,408	5,829,194	303,991	21,303,435
Changes in equity for the year
1. Net profit / (loss) for the year	—	—	—	1,561,605	64,471	1,626,076	—	—	—	(6,245,412)	36,717	(6,208,695)
2. Other comprehensive loss for the year	—	(82,903)	—	—	—	(82,903)	—	(264,661)	—	—	—	(264,661)
3.Shareholders’ contributions and decrease of capital
(1) Government grants	—	26,000	—	—	—	26,000	—	—	—	—	—	—
4. Appropriation of profits
(1) Appropriation to surplus reserve	—	—	35,358	(35,358)	—	—	—	—	—	—	—	—
(2) Distributions to shareholders	—	—	—	—	(34,539)	(34,539)	—	—	—	(648,000)	(76,355)	(724,355)

Balance at 31 December	7,200,000	2,882,278	4,801,766	462,029	294,285	15,640,358	7,200,000	2,939,181	4,766,408	1,064,218	264,353	14,105,724

These financial statements have been approved by the Board of Directors of the Company on 26 March 2010.

Rong Guangdao Chairman and President	Du Chongjun Vice Chairman and Vice President	Ye Guohua Chief Financial Officer	(Company stamp)

Statement of changes in shareholders’ equity

For the year ended 31 December 2009

(Expressed in thousands of renminbi yuan)

	2009					2008
	Share capital	Capital reserve	Surplus reserve	Retained earnings	Total	Share capital	Capital reserve	Surplus reserve	Retained earnings	Total
Balance at 1 January	7,200,000	2,930,412	4,766,408	(1,022,598)	13,874,222	7,200,000	3,171,623	4,766,408	5,630,080	20,768,111
Changes in equity for the year
1. Net profit /(loss) for the year	—	—	—	1,376,180	1,376,180	—	—	—	(6,004,678)	(6,004,678)
2. Other comprehensive loss for the year	—	(74,134)	—	—	(74,134)	—	(241,211)	—	—	(241,211)
3. Shareholders’ contributions and decrease of capital
(1) Government grants	—	26,000	—	—	26,000	—	—	—	—	—
4. Appropriation of profits
(1) Appropriation to surplus reserve	—	—	35,358	(35,358)	—	—	—	—	—	—
(2) Distribution to shareholders	—	—	—	—	—	—	—	—	(648,000)	(648,000)

Balance at 31 December	7,200,000	2,882,278	4,801,766	318,224	15,202,268	7,200,000	2,930,412	4,766,408	(1,022,598)	13,874,222

These financial statements have been approved by the Board of Directors of the Company on 26 March 2010.

Rong Guangdao Chairman and President	Du Chongjun Vice Chairman and Vice President	Ye Guohua Chief Financial Officer	(Company stamp)

9.1.3 Changes in accounting policies and accounting estimates

9.1.3.1 Changes in accounting policies

Details and reasons for the changes in accounting policies	Note	Procedures for approval	The affected items in the financial statements	The amounts of adjustments
Change of accounting treatment to cash dividends or profit distribution declared from a long-term equity investment that is accounted for using the cost method	(a)	In accordance with guidance newly issued by the Ministry of Finance, there is no need to obtain internal approval	Long-term equity investments Investment income	This change in accounting policy have no impact on the Group’s financial statements for the year ended 31 December 2009.

Changes in presentation of the income statement and statement of changes in shareholders’ equity	(b)	In accordance with guidance newly issued by the Ministry of Finance, there is no need to obtain internal approval	Other comprehensive income and total comprehensive income	Not applicable

Changes in segment reporting	(c)	In accordance with guidance newly issued by the Ministry of Finance, there is no need to obtain internal approval	Not applicable	Not applicable

Notes:

(a)	Change of accounting treatment to cash dividends or profit distribution declared from a long-term equity investment that is accounted for using the cost method.

Previously, for cash dividends or profit distribution declared from a long-term equity investment that is accounted for using the cost method, only the post-acquisition portion of the cash dividends or profit distribution was recognised as investment income. Starting from 1 January 2009, except for declared but not yet distributed cash dividends or profits distribution that have been included in the price or consideration paid in obtaining the investments, the Group recognises its share of the cash dividends or profit distribution declared by the investee before or after the investment as investment income according to China Accounting Standards for Business Enterprises (CAS) Bulletin No. 3 (“Bullentin No. 3). After investment income is recognised according to the above policy, the carrying amount of the investment is reviewed by the Group to identify whether it exceeds the Group’s interest in the carrying amount of the investee’s net assets (including associated goodwill). If such surplus exists, an impairment test for the long-term equity investment is performed in accordance with the relevant accounting policy. If the recoverable amount of the long-term equity investment is less than its carrying amount, an impairment loss is recognised.

In accordance with Bulletin No. 3, no retrospective adjustment is made by the Group for the above change of accounting policy.

(b)	Changes in presentation of the income statement of changes in shareholders’ equity

“Other comprehensive income for the year” and “Total comprehensive income for the year” are added under “Earnings per share” in the income statement. “Other comprehensive income for the year” comprises items of gains or losses net of related tax effects that are not recognised in profit or loss under CAS. “Total comprehensive income for the year” represents the total amount of net profit and other comprehensive income. The consolidated income statement is adjusted accordingly, and the total comprehensive income for the year attributable to shareholders of the Company and minority shareholders are presented separately below the total comprehensive income for the year.

“Gain and loss recognised directly in equity” and its details are deleted under “Changes in equity for the year” in the statement of changes in shareholders’ equity; and “Other comprehensive income” is added to show the changes of other comprehensive income occurred in the year.

The group adjusted items correlated to the changes aforesaid in the income statement and the statement of changes in shareholders’ equity in comparative statements.

(c)	Changes in disclosure of segment reporting

In accordance with Bulletin No. 3, segment disclosure is based on the way that the Group’s chief operating decision maker manages the Group, with the amounts reported for each reportable segment being the measures reported to the Group’s chief operating decision maker for the purposes of assessing segment performance and making decisions about operating matters. Operating segment is determined based on products in previous years. However, since there is no significant difference between the determination of segment in previous years and the requirements of Bulletin No. 3, the adoption of Bulletin No. 3 did not result in significant changes to the presentation of segment reporting.

9.1.3.2 During the Reporting Period, no changes in accounting estimate were made.

9.1.4 During the Reporting Period, no correction on accounting errors were made.

9.1.5 Business combination and consolidated financial statements

9.1.5.1 Statements on the changes on consolidated scope

Effective from 31 August 2009, Shanghai Petrochemical Enterprise Development Company Limited, a wholly owned subsidiary, merged into Shanghai Petrochemical Investment Development Company Limited. This merge has no financial impact on the Group’s consolidated financial statements.

9.2 Prepared under International Financial Reporting Standards

Consolidated income statement

		For the year ended 31 December
	Note	2009 RMB’000	2008 RMB’000
Turnover		51,657,929	60,226,859
Sales taxes and surcharges		(4,312,665)	(897,088)

Net sales		47,345,264	59,329,771
Other income	2	—	2,312,227
Cost of sales		(45,010,196)	(68,556,447)

Gross profit/(loss)		2,335,068	(6,914,449)
Selling and administrative expenses		(450,432)	(467,987)
Other operating income		277,169	145,191
Other operating expenses
Employee reduction expenses		(12,518)	(89,844)
Others		(125,811)	(490,175)

Total other operating expenses		(138,329)	(580,019)

Profit/(loss) from operations		2,023,476	(7,817,264)

Financial income		19,405	227,533
Financial expenses		(340,554)	(557,971)

Net financing costs		(321,149)	(330,438)

Investment income		222,810	131,772
Share of profit of associates and jointly controlled entities		241,372	1,492

Profit/(loss) before taxation	3	2,166,509	(8,014,438)
Income tax	4	(511,050)	1,812,711

Profit/(loss) for the year		1,655,459	(6,201,727)

Attributable to:
Equity shareholders of the Company		1,590,988	(6,238,444)
Minority interests		64,471	36,717

Profit/(loss) for the year		1,655,459	(6,201,727)

Earnings/(loss) per share	5
Basic		RMB0.221	(RMB0.866)

Diluted		RMB0.221	(RMB0.866)

Consolidated Statement of Comprehensive Income

		For the year ended 31 December
	Note	2009 RMB’000	2008 RMB’000
Profit / (loss) for the year		1,655,459	(6,201,727)
Other comprehensive loss for the year (after tax and reclassification adjustments)
Available-for-sale securities: net movement in the fair value reserve		(82,903)	(264,661)

Total comprehensive income / (loss) for the year		1,572,556	(6,466,388)

Attributable to:
Equity shareholders of the Company		1,508,085	(6,503,105)
Minority interests		64,471	36,717

Total comprehensive income / (loss) for the year		1,572,556	(6,466,388)

Consolidated balance sheet

		As at 31 December
	Note	2009 RMB’000	2008 RMB’000
Non-current assets
Property, plant and equipment		14,977,205	13,272,899
Investment property		479,247	492,690
Construction in progress		348,865	1,854,154
Interest in associates and jointly controlled entities		2,749,646	2,545,978
Other investments		—	289,657
Lease prepayments and other assets		754,126	604,163
Deferred tax assets		1,537,972	1,962,135

Total non-current assets		20,847,061	21,021,676

Current assets
Inventories		6,883,834	4,492,215
Other investments		700,000	—
Trade debtors	7	120,145	89,086
Bills receivable	7	573,283	532,580
Deposits, other debtors and prepayments	7	81,847	484,475
Amounts due from related parties	7	576,399	277,777
Income tax recoverable		—	7,533
Cash and cash equivalents		125,917	627,685

Total current assets		9,061,425	6,511,351

Current liabilities
Loans and borrowings	8	7,774,673	9,372,725
Trade creditors	9	1,521,319	1,272,811
Bills payable	9	112,271	263,443
Other creditors		1,399,719	679,415
Amounts due to related parties	9	3,487,645	1,752,647
Income tax payable		9,298	1,679

Total current liabilities		14,304,925	13,342,720

Net current liabilities		(5,243,500)	(6,831,369)

Total assets less current liabilities carried forward		15,603,561	14,190,307

Consolidated Balance Sheet (continued)

		As at 31 December
	Note	2009 RMB’000	2008 RMB’000
Total assets less current liabilities brought forward		15,603,561	14,190,307

Non-current liabilities
Loans and borrowings	8	304,258	429,021

Total non-current liabilities		304,258	429,021

Net assets		15,299,303	13,761,286

Shareholders’ equity
Share capital		7,200,000	7,200,000
Reserves		7,805,018	6,296,933

Total equity attributable to equity shareholders of the Company		15,005,018	13,496,933
Minority interests		294,285	264,353

Total equity		15,299,303	13,761,286

Notes to the financial statements

1 Changes in accounting policies

The IASB has issued one new IFRS, a number of amendments to IFRSs and new Interpretations that are first effective for the current accounting period of the Group and the Company. Of these, the following developments are relevant to the Group’s financial statements:

•	IFRS 8, Operating segments

•	IAS 1 (revised 2007), Presentation of financial statements

•	Improvements to IFRSs (2008)

•	Amendments to IAS 27, Consolidated and separate financial statements — cost of an investment in a subsidiary, jointly controlled entity or associate

•	Amendments to IFRS 7, Financial instruments: Disclosures — improving disclosures about financial instruments

•	IAS 23 (revised 2007), Borrowing costs

The “Improvements to IFRSs (2008)” comprise a number of minor and non-urgent amendments to several IFRSs which the IASB has issued as an omnibus batch of amendments. The amendments had no material impact on the Group’s financial statements.

IAS 23 (revised 2007) has had no material impact on the Group’s financial statements as the amendments were consistent with policies already adopted by the Group. In addition, the amendments to IFRS 7 do not contain any additional disclosure requirements specifically applicable to the Group’s financial statements. The impact of the remainder of these developments on the financial statements is as follows:

•

IFRS 8 requires segment disclosure to be based on the way that the Group’s chief operating decision maker manages the Group, with the amounts reported for each reportable segment being the measures reported to the Group’s chief operating decision maker for the purposes of assessing segment performance and making decisions about operating matters. The adoption of IFRS 8 has not resulted in any significant changes to the presentation of segment information since the identification and presentation of reportable segments in prior periods were consistent with IFRS 8.

•

As a result of the adoption of IAS 1 (revised 2007), details of changes in equity during the period arising from transactions with equity shareholders in their capacity as such have been presented separately from all other income and expenses in a revised consolidated statement of changes in equity. All other items of income and expense are presented in the consolidated income statement, if they are recognised as part of profit or loss for the period, or otherwise in a new primary statement, the consolidated statement of comprehensive income. Corresponding amounts have been restated to conform to the new presentation.

•

The amendments to IAS 27 have removed the requirement that dividends arising from pre-acquisition profits should be recognised as a deduction in the carrying amount of the investment in the investee, rather than as income. As a result, as from 1 January 2009 all dividends receivable from subsidiaries, associates and jointly controlled entities, whether arising from pre- or post-acquisition profits, will be recognised in the Company’s profit or loss and the carrying amount of the investment in the investee will not be reduced unless that carrying amount is assessed to be impaired as a result of the investee declaring the dividend. In such cases, in addition to recognising dividend income in profit or loss, the Company would recognise an impairment loss. In accordance with the transitional provisions in the amendment, this new policy will be applied prospectively to any dividends receivable in the current or future periods and previous periods have not been restated.

In prior years, property, plant and equipment were carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluation was performed periodically to ensure that the carrying amount did not differ materially from that which would be determined using fair value at the previous balance sheet dates. Based on the revaluations performed in prior years, the carrying amount of property, plant and equipment did not differ materially from their fair value.

In 2009, property, plant and equipment are accounted for using the cost model, being the cost less any accumulated depreciation and impairment losses. This change is to align the Group’s accounting policy with industry peers to provide more relevant financial information to the users of the Group’s financial statements. This change has been applied retrospectively. This change in accounting policy has no effect on the financial condition as at 31 December 2007, 2008 and 2009, and the results of operation for the years then ended, therefore, no comparative balance sheet as at 1 January 2008 was presented.

2 Other income

The Group recognised grant income of RMB 2,312,227,000 during the year ended 31 December 2008. These grants were mainly for compensation of losses incurred due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices, and the measures taken by the Group to stabilise the supply in the PRC refined petroleum product market during the year ended 31 December 2008. There were no unfilled conditions and other contingencies attached to the receipts of these grants. During the year ended 31 December 2009, the Group did not receive such government grants.

3 Profit/(loss) before taxation

Profit/(loss) before taxation is arrived at after charging/(crediting):

	2009 RMB’000	2008 RMB’000
Cost of inventories sold#	45,010,196	68,556,447
Depreciation for property, plant and equipment#	1,635,518	1,618,478
Depreciation for investment property#	13,261	13,440
Amortisation of lease prepayments#	16,111	16,759
Repairs and maintenance expenses#	1,044,863	988,393
Research and development costs#	40,293	47,303
Employee’s pension costs#
- Municipal retirement scheme costs	192,791	199,135
- Supplementary retirement scheme costs	49,513	54,862
Staff costs#	1,233,729	1,160,658
Rental income from investment property	(31,233)	(48,869)
Write down of inventories	58,040	744,578
Impairment losses
- Trade and other receivables	(1,690)	(5,327)
- Property, plant and equipment	98,486	440,946
- Goodwill	—	22,415
Net loss/(gain) in fair value change of derivative financial instruments	10,423	(97,644)
Net profit on sale of available-for-sale securities	(222,810)	(131,772)
Share of (profits)/losses of associates	(218,862)	30,232
Share of profits of jointly controlled entities	(22,510)	(31,724)

#	Cost of inventories sold includes RMB 4,217,577,000 (2008: RMB 4,088,422,000) relating to staff costs, depreciation and amortisation, repairs and maintenance expenses, research and development costs and pension costs, which amount is also included in the respective total amounts disclosed separately above for each of these types of expenses.

The consolidated profit attributable to equity shareholders of the Company includes a profit of RMB 1,376,235,000 (2008: a loss of RMB 5,588,868,000) which has been dealt with in the financial statements of the Company.

4 Income tax

Taxation in the consolidated income statement represents:

	2009 RMB’000	2008 RMB’000
Current tax
-Provision for income tax for the year	58,410	34,919
-Under-provision in respect of prior years	843	16,655
Deferred taxation	451,797	(1,864,285)

Total income tax expense/(benefit)	511,050	(1,812,711)

A reconciliation of expected income tax expense/(benefit) calculated at the applicable tax rate with the actual income tax expense/(benefit) is as follows:

	2009 RMB’000	2008 RMB’000
Profit/(loss) before taxation	2,166,509	(8,014,438)

Expected PRC income tax expense/(benefit) at the statutory tax rate of 25%	541,627	(2,003,610)
Tax effect of non-deductible expenses	5,932	29,348
Tax effect of non-taxable income	(472)	(1,276)
Under-provision in prior years	843	16,655
Tax effect of share of profits recognised under the equity method	(60,343)	(373)
Tax effect of unused tax losses not recognised	26,823	49,488
Tax effect of unrecognised deferred tax assets	18,755	97,057
Utilisation of unrecognised deferred tax assets	(17,176)	—
Others	(4,939)	—

Actual income tax expense/(benefit)	511,050	(1,812,711)

The Group did not carry out business overseas and therefore does not incur overseas income taxes.

5 Earnings/(loss) per share

The calculation of basic earnings/(loss) per share is based on the profit attributable to equity shareholders of the Company of RMB 1,590,988,000 (2008: loss of RMB 6,238,444,000) and 7,200,000,000 (2008: 7,200,000,000) shares in issue during the year.

The amount of diluted earnings/(loss) per share is not presented as there were no dilutive potential ordinary shares for either year.

6 Dividends

(a) Dividends attributable to the year

	2009 RMB’000	2008 RMB’000
Final dividend proposed after the balance sheet date of RMB 0.03 per share (2008: RMB nil per share)	216,000	—

Pursuant to a resolution passed at the directors’ meeting on 26 March 2010, a final dividend of RMB 0.03 per share totalling RMB 216,000,000 (2008: RMB nil) was proposed for shareholders’ approval at the Annual General Meeting. The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends attributable to the previous financial year, approved and paid during the year

	2009 RMB’000	2008 RMB’000
Final dividend in respect of the previous financial year, approved and paid during the year, of RMB nil per share (2008: RMB 0.09 per share)	—	648,000

7 Trade and other receivable

	2009 RMB’000	2008 RMB’000
Trade debtors	132,779	107,697
Less: Impairment losses for bad and doubtful debts	(12,634)	(18,611)

	120,145	89,086
Bills receivable	573,283	532,580
Amounts due from related parties	576,399	277,777

	1,269,827	899,443
Derivative financial instruments
- Forward contracts receivable	—	97,644
Deposits, other debtors and prepayments	81,847	386,831

	81,847	484,475
	1,351,674	1,383,918

Amounts due form related parties mainly represent trade-related balances.

The aging analysis of trade debtors, bills receivable and amounts due from related parties (net of impairment losses for bad and doubtful debts) is as follows:

	2009 RMB’000	2008 RMB’000
Invoice date:
Within one year	1,269,793	899,309
Between one and two years	34	134

	1,269,827	899,443

Sales are generally on a cash basis. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

8 Loans and borrowings

Loans and borrowings are repayable as follows:

	2009 RMB’000	2008 RMB’000
Long term bank loans
- Between two and five years	200,000	304,261
- Between one and two years	104,258	24,760

	304,258	329,021

Long term loans from a related party
- Between one and two years	—	100,000

	—	100,000
	304,258	429,021
Loans due within one year
- Current portion of long term bank loans	74,275	514,521
- Current portion of long term loans from related parties	—	20,000
- Corporate bonds (note a)	1,000,000	—
- Short term bank loans	6,460,398	8,428,204
- Short term loans from a related party	240,000	410,000

	7,774,673	9,372,725
	8,078,931	9,801,746

Note a:

The Company issued RMB 1 billion 330-day unsecured corporate bonds to corporate investors in the PRC inter-bank debenture market on 3 April 2009. The bonds were issued at 100% of face value, with an effective yield of 2.05% per annum, and mature on 3 March 2010.

At 31 December 2009, no loans and borrowings were secured by property, plant and equipment (2008: nil).

Included in loans and borrowings are the following amounts denominated in currencies other than the functional currency of the entity to which they relate:

	2009 ‘000		2008 ‘000
United States Dollars	USD	886,007	USD	600,314

9 Trade accounts payable

	2009 RMB’000	2008 RMB’000
Trade creditors	1,521,319	1,272,811
Bills payable	112,271	263,443
Amounts due to related parties	3,487,645	1,752,647

	5,121,235	3,288,901

The maturity analysis of trade accounts payable is as follows:

	2009 RMB’000	2008 RMB’000
Due within 1 month or on demand	4,891,657	3,024,511
Due after 1 month and within 3 months	229,578	264,390

	5,121,235	3,288,901

10 Segment reporting

Reportable information on the Group’s operating segment is as follows:

Turnover and other income

	2009 RMB’000	2008 RMB’000
Manufactured products
Synthetic fibres
- external sales	2,860,851	3,670,362
- intersegment sales	57	73

Total	2,860,908	3,670,435

Resins and plastics
- external sales	12,407,738	14,880,659
- intersegment sales	44,245	53,065

Total	12,451,983	14,933,724

Intermediate petrochemicals
- external sales (note a)	8,511,347	10,296,256
- intersegment sales	12,165,836	17,801,810

Total	20,677,183	28,098,066

Petroleum products
- external sales (note a)	22,936,392	28,372,037
- intersegment sales	1,762,391	2,153,355
- other income	—	2,312,227

Total	24,698,783	32,837,619

All others
- external sales (note a)	4,941,601	3,007,545
- intersegment sales	2,589,206	2,720,112

Total	7,530,807	5,727,657

Elimination of intersegment sales	(16,561,735)	(22,728,415)

Turnover and other income	51,657,929	62,539,086

Profit / (loss) before taxation

	2009 RMB’000	2008 RMB’000
Profit / (loss) from operations

Synthetic fibres	11,423	(1,651,458)
Resins and plastics	844,325	(2,176,731)
Intermediate petrochemicals	190,761	(42,654)
Petroleum products	804,871	(3,945,873)
All others	172,096	(548)

Consolidated profit/(loss) from operations	2,023,476	(7,817,264)
Net financing costs	(321,149)	(330,438)
Investment income	222,810	131,772
Share of profit of associates and jointly controlled entities	241,372	1,492

Profit / (loss) before taxation	2,166,509	(8,014,438)

Note (a):External sales include sales to Sinopec Corp Group companies as follows:

	2009 RMB’000	2008 RMB’000
Sales to Sinopec Corp Group companies
Intermediate petrochemicals	2,058,491	3,168,697
Petroleum products	20,299,415	24,698,143
All others	3,233,839	—

Total	25,591,745	27,866,840

9.3	Differences between financial statements prepared under the China Accounting Standards for Business Enterprises and International Financial Reporting Standards (“IFRS”)

The Company also prepares a set of financial statements which complies with the China Accounting Standards for Business Enterprises (“CAS”). A reconciliation of the Group’s net profit/ (loss) and shareholders’ equity prepared under the China Accounting Standards for Business Enterprises and IFRS is presented below.

Other than the differences in the classification of certain financial statements assertions and the accounting treatment of the items described below, there are no material differences between the Group’s financial statements prepared in accordance with the China Accounting Standards for Business Enterprises and IFRS. The major differences are:

Notes:

(i)	Government grants

Under the China Accounting Standards for Business Enterprises, government subsidies defined as capital contributions according to the relevant government requirements are not considered a government grant, but instead should be recorded as an increase in capital reserves.

Under IFRS, such grants are offset against the cost of asset to which the grants related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(ii)	Revaluation of land use rights

Under IFRS, land use rights are carried at historical cost less accumulated amortisation. Under the China Accounting Standards for Business Enterprises, the cost of land use rights invested by the shareholders at the time of the establishment of the enterprise is determined at revalued amount, then amortised on the basis of revalued amount to determine the net book value.

(iii)	Goodwill

Under the China Accounting Standards for Business Enterprises, the Group no longer amortises positive goodwill effective 1 January 2007. From 1 January 2007, goodwill is tested annually for impairment.

Under IFRS, with reference to IFRS 3, “Business combinations”, the Group no longer amortises goodwill effective 1 January 2005. From 1 January 2005, goodwill is tested annually for impairment.

As a result, there are no differences in respect of goodwill amortisation between the China Accounting Standards for Business Enterprises and IFRS effective 1 January 2007. Under IFRS, the impairment loss of goodwill recognised in profit or loss in 2008 represents the difference in two years of amortisation of positive goodwill during the period from 1 January 2005 to 31 December 2006 under the previous China Accounting Rules and Regulations.

The effect on the Group’s net profit/(loss) of significant differences between the China Accounting Standards for Business Enterprises and IFRS are summarised below:

			Year ended 31 December
	Note		2009 RMB’000	2008 RMB’000
Profit/(loss) attributable to shareholders of the Company under the China Accounting Standards for Business Enterprises			1,561,605	(6,245,412)
Adjustments:
Government grants	(i	)	26,760	26,760
Revaluation of land use rights	(ii	)	3,498	3,498
Impairment loss of goodwill	(iii	)	—	(22,415)
Effects of the above adjustments on taxation			(875)	(875)

Profit/(loss) attributable to shareholders of the Company under IFRS			1,590,988	(6,238,444)

The effect on the Group’s shareholders’ equity of significant differences between the China Accounting Standards for Business Enterprises and IFRS are summarised below:

			As at 31 December
	Note		2009 RMB’000	2008 RMB’000
Total equity attributable to shareholders of the Company under the China Accounting Standards for Business Enterprises			15,346,073	13,841,371
Adjustments:
Government grants	(i	)	(209,639)	(210,399)
Revaluation of land use rights	(ii	)	(160,258)	(163,756)
Effects of the above adjustments on taxation
			28,842	29,717

Total equity attributable to shareholders of the Company under IFRS			15,005,018	13,496,933

By Order of the Board
Rong Guangdao
Chairman

Shanghai, the PRC, 26 March 2010

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Li Honggen, Shi Wei and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

***

This Annual Report Summary contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks such as: the risk that the PRC economy may not grow at the same rate in future periods as it has in the last several years, or at all, the risk that the PRC government’s implementation of macro-economic control measures to curb over-heating of the PRC economy may adversely affect the company; uncertainty as to global economic growth in future periods; the risk that prices of the Company’s raw materials, particularly crude oil, will continue to increase; the risk of not being able to raise the prices of the Company’s products as is appropriate thus adversely affecting the Company’s profitability; the risk that new marketing and sales strategies may not be effective; the risk that fluctuations in demand for the Company’s products may cause the Company to either over-invest or under-invest in production capacity in one or more of its four major product categories; the risk that investments in new technologies and development cycles may not produce the benefits anticipated by management; the risk that the trading price of the Company’s shares may decrease for a variety of reasons, some of which may be beyond the control of management; competition in the Company’s existing and potential markets; and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update this forward-looking information, except as required under applicable law.